Filed Pursuant to Rule 253(g)(2) File No. 024-10596

Offering Circular
October 19, 2016

VIDANGEL, INC.
249 N. University Ave.
Provo, Utah 84601
(760) 933-8437

$5,000,000 Minimum Offering Amount (1,666,667 Shares of Class B Nonvoting Common Stock)
$11,250,000 Maximum Offering Amount (3,750,000 Shares of Class B Nonvoting Common Stock)

VIDANGEL, INC., a Delaware corporation, referred to herein as VidAngel or the Company, is offering a minimum of $5,000,000 and a maximum of $11,250,000 of its Class B nonvoting common stock, or our Class B Common Stock. The offering will consist of a minimum of 1,666,667 and a maximum of 3,750,000 shares of our Class B Common Stock at an offering price of $3.00 per share, or the Offered Shares. Unless terminated earlier by the Company in its sole discretion, this offering will terminate on the earliest to occur of (i) the date on which we sell the maximum number of Offered Shares, or the Maximum Offering, (ii) the date on which the ruling is issued by the court on a motion for a preliminary injunction in connection with litigation we are engaged in with Disney Enterprises, Inc., et al., or the Disney Litigation, or (iii) December 31, 2016. See “DESCRIPTION OF THE BUSINESS – Legal Proceedings.” We refer to any of these three dates as the Termination Date. The initial closing date will occur at the Company’s sole discretion and may be any date after the Company has received and accepted subscriptions for at least the minimum number of Offered Shares and before the Termination Date. If, on the initial closing date, we have sold less than the maximum Offered Shares, then we will hold one or more additional closings for additional sales, up to the maximum number of Offered Shares, through the Termination Date. Purchases of Shares in excess of $5,000 must be transmitted by investors directly by either wire transfer or electronic funds transfer via ACH to a non-interest bearing escrow account maintained by Issuer Direct. Purchases of Shares in the amount of $5,000 or less may be submitted through an investor's VidAngel customer account in accordance with the billing information for such investor at www.vidangel.com, and will not be held in the escrow account maintained by Issuer Direct, but will be held in a separate non-interest bearing account held by VidAngel. Upon achieving the minimum offering amount and the initial closing of this offering, the proceeds for the offering will be distributed to the Company and the Offered Shares will be issued to the investors.  If the minimum offering amount is not sold, the proceeds from the offering will be promptly returned to investors without interest.  The minimum purchase requirement is fifty (50) Offered Shares ($150); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion.   We expect to commence the sale of the Offered Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the United States Securities and Exchange Commission.

The date of this Offering Circular is October 19, 2016

	Price to Public	Expense Reimbursements1	Proceeds to Company2	Proceeds to Other Persons
Per Offered Share:	$3.00	$0.00	$3.00	$0
Minimum Offering Amount:	$5,000,000	$0.00	$5,000,000	$0
Maximum Offering Amount:	$11,250,000	$0.00	$11,250,000	$0

1
We do not intend to use commissioned sales agents or underwriters. Please refer to the section entitled “PLAN OF DISTRIBUTION” of this Offering Circular for additional information regarding distribution of the Offered Shares
2
Does not include estimated offering expenses including, without limitation, legal, accounting, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this offering, as well as transfer agent fees and fees payable to Issuer Direct. Offering expenses are estimated at $280,000 if the Minimum Offering Amount is raised and $430,000 if the Maximum Offering Amount is raised. See “PLAN OF DISTRIBUTION”.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Offered Shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the RISK FACTORS, beginning on PAGE 6.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.  THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular is following the offering circular format described in Part II of Form 1-A.

 SUMMARY

This summary of the Offering Circular highlights material information contained elsewhere in this Offering Circular.  Because it is a summary, it may not contain all of the information that is important to your decision of whether to invest in the Offered Shares.  To understand this offering fully, you should read the entire Offering Circular carefully, including the Risk Factors section.  The use of the words “we,” “us,” “the Company,” “VidAngel,” or “our” refers to VidAngel, Inc., except where the context otherwise requires. The term “Bylaws” refers to the bylaws of VidAngel, Inc. The term “Certificate” refers to VidAngel, Inc.’s certificate of incorporation, as amended. The “Stockholders Agreement” refers to the Stockholders Agreement of VidAngel, Inc.  The term “Governing Documents” refers to the Certificate, Bylaws and Stockholders Agreement.

VidAngel, Inc. is the leading entertainment filtering company, giving families the choice to remove objectionable content from movies they watch in their homes. By letting viewers customize content and watch “however the BLEEP they want”, VidAngel believes it offers the greatest degree of personal choice in the entertainment marketplace.

 The Company

In 2013, four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, founded VidAngel, a filtering company that gives viewers the choice to remove objectionable content, such as violence, sex, nudity and/or language, from authorized copies of movies and television programs. The Harmon brothers, as fathers of children aged newborn to ten, were searching for a better way to watch quality content with their kids. They founded VidAngel to give their families, and all other families, greater personal choice in the movies and television programs they watch at home. VidAngel’s purpose is not only to allow families to watch “however the BLEEP they want,” but to protect an individual’s legal right to customize the content they watch at home. Today, management believes that VidAngel is the leading filtering company, with applications, or Apps, available on all major platforms, and that the potential demand for VidAngel’s service is significant.

The Company was formed as a Utah limited liability company on October 22, 2013, pursuant to a Certificate of Formation filed with the State of Utah’s Department of Commerce and that certain Operating Agreement of the Company, dated December 13, 2013, by and among the Company and its members.  Subsequently, the Company was converted into VidAngel, Inc., a Delaware corporation, on February 12, 2014, pursuant to Articles of Conversion filed with the State of Utah’s Department of Commerce.

The Company has authorized capital stock consisting of 25,000,000 shares of common stock, par value $0.001 per share, or common stock, of which 21,250,000 shares have been designated as Class A voting common stock, or the Class A Common Stock, and 3,750,000 have been designated as Class B Common Stock.

Investors in this offering will acquire our Class B Common Stock and become holders of our Class B Common Stock, or our Class B Common Stockholders, with respect to their ownership of Offered Shares.  Upon investors’ receipt of Offered Shares purchased in this Offering, they will become bound by our Bylaws, Certificate and Stockholders Agreement.  Our Bylaws, Certificate and Stockholders Agreement govern the various rights and obligations of our stockholders, including the Class B Common Stockholders.

On June 9, 2016, Disney Enterprises, Inc., Twentieth Century Fox Film Corporation, and Warner Bros. Entertainment, Inc. (three of the six major studios), joined by LucasFilm Ltd., LLC, or, collectively, the Plaintiffs, filed a federal lawsuit against VidAngel, or the Disney Litigation, alleging two claims: (a) copyright infringement, and (b) violation of the Digital Millennium Copyright Act (or the DMCA, codified at 17 U.S.C. Sections 1201-04).  The Plaintiffs are seeking monetary damages, costs, and attorneys’ fees from VidAngel, as well as preliminary and permanent injunctions prohibiting VidAngel from continuing to engage in the alleged violations.  VidAngel contends that its business is expressly allowed by the Family Movie Act of 2005 (or the FMA, largely codified at 17 U.S.C. Section 110(11)) and by the doctrine of "fair use)."  VidAngel has alleged counterclaims asserting that the Plaintiffs are engaged in anti-competitive behavior. The Disney Litigation is currently at a very early stage.  VidAngel plans to use a substantial portion of the proceeds of this offering to defend the Disney Litigation, including by prosecuting its counterclaims, through appeal.   If VidAngel loses the Disney Litigation, the loss will have a material adverse effect on VidAngel’s financial condition and on its ability to continue business operations. See "RISK FACTORS-We are engaged in current litigation, the outcome of which, if not favorable to VidAngel, would have a material adverse effect on us and our ability to continue our business operations" on page 7 and "DESCRIPTION OF OUR BUSINESS-Legal Proceedings-Disney Litigation" on page 28.

Taxation

We are taxed as a subchapter C Corporation, and, as such, we are required to pay federal income tax at the corporate tax rates on our taxable income.

Securities Offered

We are offering a minimum of 1,666,667 and a maximum of 3,750,000 shares of our Class B Common Stock in this offering with a minimum purchase requirement of fifty (50) Offered Shares; however we can waive the minimum purchase requirement in our sole discretion. If we sell at least the minimum number of Offered Shares, or the Minimum Offering, on or before the Termination Date, then we will close on the Minimum Offering, or the Initial Closing, and this offering will continue until terminated on the earlier of (i) a ruling on the Disney Litigation; (ii) the date on which we sell the maximum number of Offered Shares, or the Maximum Offering, or (iii) December 31, 2016. See “DESCRIPTION OF THE BUSINESS – Legal Proceedings.” The Initial Closing will occur at the Company’s discretion on any date after the Company sells at least the Minimum Offering and before the Termination Date. If on the Initial Closing date we have sold less than the Maximum Offering, we will hold one or more additional closings, or Additional Closings, in our sole discretion for additional sales, up to the Maximum Offering, until the Termination Date. Purchases of Shares in excess of $5,000 must be transmitted by investors directly by either wire transfer or electronic funds transfer via ACH to a non-interest bearing escrow account maintained by Issuer Direct. Purchases of Shares in the amount of $5,000 or less may be submitted through an investor's VidAngel customer account in accordance with the billing information for such investor at www.vidangel.com, and will not be held in the escrow account maintained by Issuer Direct, but will be held in a separate non-interest bearing account held by VidAngel. Upon the Initial Closing, the proceeds collected for such closing will be disbursed to the Company and the Offered Shares for such closing will be issued to investors.  If a closing does not occur for any reason, the proceeds for such closing will be promptly returned to investors, without interest and without deduction.

Investors in the Offered Shares will become our Class B Common Stockholders.  Our Class B Common Stock is common nonvoting equity and contains no preferences as to other classes of our capital stock.

Class B Common Stockholders are not entitled to vote their Class B Common Stock, including in the election of directors.   See “SECURITIES BEING OFFERED – Description of Certificate and Bylaws.”

Our ability to pay dividends depends on both our achievement of positive cash flow and our Board’s discretion in declaring dividends.  For our most recent fiscal year ended December 31, 2015, we realized a net loss of $1,382,016.   The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends for the foreseeable future. The order and priority of our dividends is further described in “SECURITIES BEING OFFERED – Dividends.”

Management

The Company is governed by our certificate of incorporation, as amended, or our Certificate, and our bylaws, or our Bylaws. The following summary describes material provisions of our Certificate and our Bylaws as those documents pertain to the management of the Company, but it is not a complete description of our Certificate, our Bylaws or any combination of the two. A copy of our Certificate and our Bylaws are filed as exhibits to the Offering Statement of which this Offering Circular is a part. See “SECURITIES BEING OFFERED – Description of Certificate of Formation and Bylaws.”

Board of Directors

Subject to our stockholders’ rights to consent to certain transactions as provided under the Delaware General Corporate Law, or DGCL, the business and affairs of the Company are controlled by, and all powers are exercised by, our board of directors, or our Board. Our Board is required to consist of not fewer than three (3) nor more than five (5) directors, the exact number to be set from time to time by the Board. Our Board is comprised of Paul Ahlstrom, Neal Harmon and Dalton Wright. Our Board is elected each year at the annual meeting of Class A Common Stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in our Board may be filled by the affirmative vote of the remaining directors. A director may resign at any time, and the Class A Common Stockholders may remove a director at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.  As Class B Stockholders, investors in this offering will have no rights to vote in the election or removal of members of our Board.

The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors unless its certificate of incorporation provides otherwise. Our Certificate does not provide for cumulative voting.

Our Board may designate one or more committees. Such committees must consist of one or more directors. Any such committee, to the extent permitted by applicable law, will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Officers

The Board has the authority to select the officers of the Company. Under our Bylaws, the officers are required to consist of a Chairman of the Board, a Chief Executive Officer, or CEO, a Secretary and a Treasurer. In addition, the Board may elect one or more Vice Chairmen, President, Chief Financial Officer and Vice Presidents, and such other offices as the Board may determine. Two or more of the aforementioned offices may be held by the same person. Our officers are: (i) Neal Harmon, CEO; (ii) Jeffrey Harmon, Chief Marketing Officer; (iii) Elizabeth Ellis, Chief Operating Officer, or COO; (iv) Patrick Reilly, Director of Finance and Secretary; and (v) David Quinto, General Counsel.

At the first meeting of the Board following the annual meeting of stockholders, the Board appoints the officers, however the Board may also empower the CEO to appoint subordinate officers and agents for us. Each officer so elected holds office until such officer’s successor is elected and qualified or until the officer’s earlier resignation or removal. Each officer is required to perform such duties as are provided in the Bylaws or as the Board may from time to time determine.  Subject to the rights, if any, of an officer under any employment agreement, any officer may be removed, with our without cause, by the affirmative vote of a majority of the Board.  An officer may resign at any time by giving notice to the Board. Our CEO is in charge of the general affairs of the Company, subject to the oversight of the Board. In case any officer is absent, or for any other reason the Board may deem sufficient, the CEO or the Board may delegate the powers and duties of such officer to any other officer or to any director.

Transfer Restrictions

The Company’s Class B Common Stock is subject to the terms and conditions of our Stockholders Agreement. The following summary describes material provisions of our Stockholders Agreement as this document pertains to our Class B Common Stock, but it is not a complete description of our Stockholders Agreement. A copy of the form of our Stockholders Agreement is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. See “SECURITIES BEING OFFERED – Description of Stockholders Agreement.”

Investors in our Class B Common Stock will be subject to the restrictions on transfer set forth in our Stockholders Agreement.  Under the terms of our Stockholders Agreement, transfer of shares of our Class B Common Stock will be subject to a right of first refusal exercisable first by the Company, second, by our Class A Common Stockholders, and, third, by our remaining Class B Common Stockholders party to the Stockholders Agreement.  Prior to any transfer or proposed transfer of shares, the transferring shareholder, or the Seller, is required to give written notice to us and to the remaining stockholders of such proposed transfer. The certificates for our Class B Common Stock will be legended to reflect these restrictions.

Summary Risk Factors

An investment in our Offered Shares involves a number of risks. See “RISK FACTORS,” of this Offering Circular. Some of the more significant risks include those set forth below.

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An investment in our Offered Shares is a speculative investment, and therefore, no assurance can be given that you will realize your investment objectives.

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We intend to retain all our earnings for the future operation and expansion of our business and do not anticipate making any cash distributions at any time in the foreseeable future.

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Over our past two fiscal years, we have experienced aggregate net losses.

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We have limited operating history upon which to base an investment decision.

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We are new and face all the risks of an early-stage company.

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We are engaged in current litigation, the outcome of which, if not favorable to VidAngel, would have a material adverse effect on us and our ability to continue business operations.

 ●
If our efforts to attract and retain customers are not successful, our business will be adversely affected.

●	Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

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The long-term and fixed cost nature of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations.

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If we are not able to manage change and growth, our business could be adversely affected.

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If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the ease of use and accuracy of our content filters, we may not be able to attract or retain customers, and our operating results may be adversely affected.

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We face risks, such as unforeseen costs and potential liability in connection with content we acquire, filter and/or distribute through our service.

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Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

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If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

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Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

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Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

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If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

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Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our web site, filtering technology, our recommendation and merchandising technology, title selection processes and marketing activities.

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We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

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We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

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This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the Offered Shares may not be supported by the value of our assets at the time of your purchase.

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We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Interest of Management and Related Parties

We have entered into a Promotion and Services Agreement for marketing services with Harmon Brothers LLC, or HB, a company in which our co-founders and executive officers, Neal Harmon and Jeffrey Harmon, own substantially all the equity.  We have entered into an Investors Rights and Voting Agreement with certain of our significant investors, creating certain board rights.  We have also recently entered into an employment agreement with our General Counsel.

  Reporting Requirements under Tier II of Regulation A

Following this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A.  We will be required to file:  an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z.  The necessity to file current reports will be triggered by certain corporate events.  Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties.  Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular.  The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Offered Shares is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment.  An investment in our Offered Shares should be made only by persons or entities able to bear the risk of, and to withstand the total loss of, their investment.  Prospective investors should consider the following risks before making a decision to purchase our Offered Shares. To the best of our knowledge, we have included all material risks to investors in this section.

General Risks of an Investment in Us

An investment in our Offered Shares is a speculative investment and, therefore no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Shares.  For this reason, each prospective investor of our Offered Shares should carefully read this Offering Circular.  ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

We do not intend to pay dividends for the foreseeable future.

We intend to retain all of our earnings for the future operation and expansion of our business and do not anticipate making any cash distributions at any time in the foreseeable future.

Over our past two fiscal years, we have experienced aggregate net losses.

We recorded net losses of $777,916 in fiscal 2014 and net losses of $1,382,016 in fiscal 2015, resulting in an aggregate net loss of $2,159,932 over our last two fiscal years. If our ability to generate positive net income remains inconsistent in the future, the value of our Class B Common Stock would likely be materially and adversely affected.

Our future indebtedness may limit our ability to declare and pay dividends and may affect our operations.

Although we don’t anticipate doing so in the near future, we may seek debt financing eventually to assist with the financing of our future operations.  Our ability to make principal and interest payments with respect to any such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of such indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness.  Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to pay dividends to our stockholders, if at all. Such leverage may also adversely affect our ability to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions.

We have limited operating history upon which to base an investment decision.

We are an early-stage company in which you may lose your entire investment. We began operations in 2013. Because we have a limited operating history, we are unable to provide significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

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Develop and execute our business model;
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Attract and maintain an adequate customer base;
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Raise additional capital as contemplated in this offering, if necessary in the future;
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Pending and potential lawsuits threatening our ability to provide our services; and
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Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

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A lack of operating experience;
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Increasing net losses and negative cash flows;
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Insufficient revenue or cash flow to be self-sustaining;
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An unproven business model;
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Difficulties in managing rapid growth.

We are engaged in current litigation, the outcome of which, if not favorable to VidAngel, would have a material adverse effect on us and our ability to continue our business operations.

We are currently engaged in the Disney Litigation, as well as litigation with ClearPlay, Inc., or the ClearPlay Litigation, and plan to use a substantial amount of the proceeds of this offering in our defense in the Disney Litigation. If the Disney Litigation were to be decided against VidAngel, it would have a material adverse effect on not only our financial condition but our ability to continue business operations. See “DESCRIPTION OF THE BUSINESS – Legal Proceedings” below for a detailed summary of our current litigation.

Risks Related to Our Business

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

We have experienced positive customer growth since launching the latest version of our service in December 2014. Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices, a quality experience for selecting and viewing TV shows and movies, and dynamic filtering solutions set to the customer’s preferences. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain customers. Our main direct competition is ClearPlay, Inc., or ClearPlay, which also offers a filtering service. Other entertainment video providers that do not currently offer a filtering service, such as multichannel video programming distributors, Internet-based movie and TV content providers (including those that provide pirated content) and brick-and-mortar DVD rental outlets, including without limitation Netflix, Amazon Prime, Vimeo, Hulu, and Xfinity OnDemand, could become direct competitors in the future. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience, and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. Given, in particular, that our content costs are largely fixed in nature, we may not be able to adjust our expenditures or increase our (per customer) revenues commensurate with a lowered growth rate such that our margins, liquidity and results of operation may be adversely impacted. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these customers with new customers.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market and could offer filtering services in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free and some content available has already been edited for objectionable content. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet-based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors who do or may offer filtering services in the future, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

The long-term and fixed cost nature of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations.

In connection with obtaining video content, we typically purchase significant quantities of physical DVDs or Blu-ray discs in anticipation of customer demand, the payment terms of which are not tied to customer usage or the size of our customer base. Given the multiple-year duration and largely fixed cost nature of purchasing physical DVDs and Blu-ray discs, if customer acquisition and retention does not meet our expectations, our margins may be adversely impacted. To the extent customer base and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of large capital expenditures for physical DVDs and Blu-ray discs. In addition, the long-term and fixed cost nature of our purchasing physical DVDs and Blu-ray discs may limit our flexibility in planning for, or reacting to changes in our business and the market segments in which we operate.

We are devoting more resources to the development, marketing and distribution of filtered content, including TV series and movies. We believe that filtered content can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain customers. To the extent our ability to provide customers with custom content filters does not meet the Company’s and our customers’ expectations, in particular, costs, viewing and popularity, our business, including our brand and results of operations may be adversely impacted.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations, scaling our filtering service to effectively and reliably handle anticipated growth in both customers and features related to our service, ramping up our ability to provide customers with custom content filters, as well as continuing to operate our service within the U.S. As we scale up our filtering service, we are developing technology and utilizing third-party “cloud” storage services. As we ramp up our offering of content filters, we are building out crowd-sourcing expertise in a number of distinct roles, including video viewers, video taggers, video reviewers and video publishers. If we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices related to our video operations and filtering content, our business may be adversely affected. See “DESCRIPTION OF THE BUSINESS.”

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the ease of use and accuracy of our content filters, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content, particularly our content filters, is perceived as low quality, or our failure to sufficiently filter offensive or otherwise undesired content to customers, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, filter and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire, filter and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our Web site such as customer reviews. As we expand our offering of content filters, we have become responsible for costs of producing content maps and other features. We also take on risks associated with filters, such as producing filters that do not seamlessly stream content but rather produce an unsatisfactory experience to the viewing customer. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire, filter and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types. See “DESCRIPTION OF OUR BUSINESS – Legal Proceedings.”

If studios, content providers, content distributors or other rights holders refuse to sell us their content or other rights on terms acceptable to us, our business could be adversely affected.

Our ability to provide our customers with a filtering service depends on studios, content providers, wholesale content distributors and other rights holders upon whom we rely to produce and/or provide us the content we redistribute, filter, and stream to our customers.

If the studios, content providers, wholesale content distributors and other rights holders are not willing or able to sell us physical content on terms acceptable to us, our ability to filter content remotely to our customers would be adversely affected and/or our costs could increase. Many of the methods by which we purchase physical media from the studios, content providers, wholesale content distributors or other rights holders could cease offering new content to our service relatively quickly. The actions of such parties, as well as other actions we may take could impair the availability of new content for streaming through our service on short notice. As competition increases, we may see the cost of programming increase. We focus on programming an overall mix of content that delights our customers in a cost efficient manner. Within that context, we are selective about the titles we purchase for inclusion in our service. If we do not maintain a compelling mix of content for filtering, our customer acquisition and retention may be adversely affected.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive filtered content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various tech companies and distributors to make our service available through the television set-top boxes of such service providers. We intend to continue to broaden our capability to transmit filtered TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our filtered content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices' performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward the Company and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our product functionality and offering of content filters may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our customers’ use and enjoyment could be negatively impacted.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity breaches. Interruptions in these systems, or with the Internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver filtered content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date hackers have not had a material impact on our service or systems however this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party “cloud” computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the Internet. Problems faced by us or our third-party Web hosting, "cloud" computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third party cloud computing services providers provide VidAngel with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have designed our software and computer systems so as to utilize data processing, storage capabilities and other services provided by such providers. Currently, we run the vast majority of our computing using such third party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. This includes technology we have developed or that has been assigned to us, such as our Content Delivery and Filtering Solution, Filter Curation Platform, and our Remote Media Ownership Management. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network, or CDN. To the extent Internet Service Providers, or ISPs, do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our content and our offering of content filters to our customers could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and merchandising technology does not enable us to predict and recommend titles that our customers will enjoy, our ability to attract and retain customers may be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition. See “DESCRIPTION OF THE BUSINESS—Our Intellectual Property.”

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. The failure to adopt laws protecting strong net neutrality could also increase the cost of doing business.  On February 16, 2015, the U.S. Federal Communications Commission, or FCC, adopted net neutrality rules intended, in part, to prevent network operators from discriminating against legal traffic that transverses their networks and to prevent Internet Service Provider, or ISP, abuses at interconnection points. The FCC's authority to adopt these rules is currently under review by the U.S. Circuit Court of Appeals for the District of Columbia. To the extent network operators attempt to use this ruling to extract fees from us to deliver our traffic or otherwise engage in discriminatory practices, or if the U.S. Circuit Court of Appeals for the District of Columbia invalidates the rules, our business could be adversely impacted. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations. With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are PCI DSS compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers’ data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers’ data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our customers’ data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards.  We rely on internal systems as well as those of third parties to process payments.  Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees.  To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and operating results could be adversely impacted.   In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time.  Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand, including www.vidangel.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our web site and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our web site, filtering technology, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our web site. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology, or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current web site, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. We are currently engaged in litigation with Disney Enterprises, Inc., et. al., or the Disney Litigation.  An adverse decision from the court in connection with this litigation would adversely affect our financial condition and our ability to continue business operations. See “DESCRIPTION OF THE BUSINESS – Legal Proceedings” below for a detailed summary of our current litigation.

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we are subject to litigation or claims that could negatively affect our business operations and financial position. We are currently involved in the Disney Litigation and plan to use a substantial amount of the proceeds of this offering in our defense.   As we grow, we expect the number of litigation matters against us to increase. These matters have included copyright infringements, which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position. See “USE OF PROCEEDS TO ISSUER” and “DESCRIPTION OF THE BUSINESS – Legal Proceedings” below for a detailed summary of our current litigation.

We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our Class B Common Stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other things, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to the rights of our Class B Common Stock and our stockholders may experience dilution.

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service of our senior management, including our CEO and co-founder Neal Harmon, members of our executive team, other key employees, and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly-skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel, which may be disruptive to our operations.  See “DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.”

We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

Our success depends on the diligence, experience and skill of our Board and officers.  Neal Harmon is our director and our Chief Executive Officer.  Jeffrey Harmon is our Chief Marketing Officer.  Elizabeth Ellis is our Chief Operating Officer.  Patrick Reilly is our Director of Finance.  David Quinto is our General Counsel.  With the exception of Mr. Quinto, we have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Harmon, could harm our business, financial condition, cash flow and results of operations.  Any such event would likely result in a material adverse effect on your investment.

Risks Relating to the Formation and Internal Operation of the Company

You will have only limited rights regarding our management, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our Board will have sole power and authority over the management of the Company, subject only to the requirements of the DGCL.  See “SECURITIES BEING OFFERED – Description of Our Certificate of Incorporation and Bylaws.” Therefore, you will not have an active role in the Company’s day-to-day management.  Further, as a holder of non-voting common stock, you will have no right to vote in the election or removal of directors, nor will you have the right to vote on major corporate actions that are subject to the approval of the Class A Stockholders.

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our Board determines our operational policies and our business and growth strategies. Our directors may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Offering Circular. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

Our management will have significant control over our operations by virtue of the equity ownership in us by entities controlled by our director, co-founder and CEO, Neal Harmon.

Mr. Neal Harmon is one of our three directors, our co-founder and our CEO.  Further, Harmon Ventures LLC owns 49.63% of the Class A Common Stock of the Company and Harmon Ventures LLC is owned by Neal, Jeffery, and Daniel Harmon, who are brothers. Further, through their respective ownership, they collectively control the voting of 8,938,520 shares of our Class A Common Stock.  Messrs. Harmon collectively control sufficient Class A Common Stock to significantly influence the election of our board of directors, and actions requiring the consent of a majority of the Class A Common Stockholders and this will remain unchanged following completion of this offering.   See “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.”

The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company.  The ability of a stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom.   There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that common stockholders will receive a distribution in such a case.

The Board and our executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of the Company.

The Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of our Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A successful claim for such indemnification could deplete the Company’s assets by the amount paid.  See “SECURITIES BEING OFFERED – Description of Certificate of Incorporation and Bylaws” below for a detailed summary of the terms of our Certificate and Bylaws.  Our Certificate and Bylaws are filed as exhibits to the Offering Statement of which this Offering Circular is a part.  See “SECURITIES BEING OFFERED – Fiduciary Duties and Indemnification.”

The video-filtering industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We may, however, use a substantial amount of the proceeds of this offering to modify and enhance our current web site, filtering platform, content offering, and offering of content filters. We must continue to enhance and improve the performance, functionality and reliability of the systems upon which our business model is built.

The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies to enhance our existing technology in order to address the varied needs of existing and new customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Our business may be subject to regulatory or legislative changes.

The Company may face government regulation and legal uncertainties in connection with its business. There may be a number of federal, state or local legislative or regulatory proposals under consideration of which the Company is not aware or which may be considered or adopted in the future.  Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may negatively impact the Company’s growth, impose additional burden on the Company or alter how the Company does business.  This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks Related to Conflicts of Interest and Interested Transactions

We use the marketing services of HB, which is owned by our founders and officers, Neal Harmon and Jeffery Harmon.

Messrs. Neal Harmon and Jeffery Harmon hold ownership interests in HB, an advertising agency which is now known for several of the world’s most successful viral video campaigns (including Squatty Potty with 100 million views, PooPourri with 36 million views, Purple with 45 million views, among others). HB is in the business of providing Internet-based and multi-media promotion and marketing services. The Harmon brothers simultaneously started the ad agency HB at the inception of VidAngel so that our marketing team would have outside income. After we had built a successful VidAngel product and began to rapidly grow, HB had already built a clientele and resources to service large ad campaigns for its clients. VidAngel hired HB as an independent contractor after the terms and conditions to engage it was authorized and approved by the Board. Mr. Neal Harmon recused himself from the decision. Although, the Board will continue to review the HB marketing agreement annually, our co-founders, the Harmon brothers will continue to benefit from such agreement for so long as we engage them.  See “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.”

Members of our Board and our executive officers will have other business interests and obligations to other entities.

Neither our directors nor our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company.  We are dependent on our directors and executive officers to successfully operate the Company, and in particular Mr. Neal Harmon.  Their other business interests and activities could divert time and attention from operating our business.

Risks Related to the Offering and Lack of Liquidity

There has been no active public market for our Class B Common Stock prior to this offering, and an active trading market may not be developed or sustained following this offering, which may adversely impact the market for shares of our Class B Common Stock and, along with the restrictions in our Stockholders Agreement, make it difficult to sell your shares.

Prior to this offering, there was no active market for our Class B Common Stock. We do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market, if at all. No assurance can be given that the market price of shares of our Class B Common Stock will not fluctuate or decline significantly in the future or that Class B Common Stockholders will be able to sell their shares when desired on favorable terms, or at all.  Most transfers of the Offered Shares are also subject to other restrictions on transfer set forth in our Stockholders Agreement.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the Offered Shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Offered Shares is fixed and will not vary based on the underlying value of our assets at any time.  Our Board has determined the offering price in its sole discretion.  The fixed offering price for our Offered Shares has been based on an internal valuation analysis of the Company as a whole. Although we believe the valuation to be fair as of the date it was determined, the fixed offering price established for our Offered Shares may not be supported by the current value of our Company or our assets at any particular time.

The entire amount of your purchase price for your Offered Shares will not be available for investment in the Company.

A portion of the offering proceeds will be used to pay legal fees and expenses incurred in connection with the Disney Litigation, research and development expenses, advertising and marketing expenses and general working capital for the operation and management of our Company. See “PLAN OF DISTRIBUTION.”  Thus, a portion of the gross amount of the offering proceeds will not be available for investment in the Company.  See “USE OF PROCEEDS TO ISSUER.”

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Offered Shares have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder.  We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading.  However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Shares or find an exemption under the securities laws of each state in which we offer the Offered Shares, each investor may have the right to rescind his, her or its purchase of the Offered Shares and to receive back from the Company his, her or its purchase price with interest.  Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits.  If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

Not All Investor Funds Will Be Held by a Third Party Escrow Agent.

Purchases of Shares in excess of $5,000 must be transmitted directly by investors by either wire transfer or electronic funds transfer via ACH to a non-interest bearing escrow account maintained by Issuer Direct. Purchases of Shares in the amount of $5,000 or less may be submitted through an investor's VidAngel customer account in accordance with the billing information for such investor at www.vidangel.com, and will not be held in the escrow account maintained by Issuer Direct, but will be held in a separate non-interest bearing account held by VidAngel until the Minimum Offering is sold.Upon achieving the minimum offering amount and the initial closing of this offering, the proceeds for the offering will be distributed to the Company and the Offered Shares will be issued to the investors. If the Minimum Offering is not sold or the offering does not close for any reason, the proceeds from the offering will be promptly returned to investors without interest in accordance with Securities Exchange Act Rule 10b-9. Although VidAngel will segregate offering proceeds we receive in a separate account, we will not be bound by the terms and conditions of a legally enforceable escrow agreement regarding the escrow and disbursement of these funds.

Risks Related to Our Stock Ownership

Provisions in our governing documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they provide for a right of first refusal on behalf of the Company, and if the Company declines to exercise its rights to purchase a stockholder’s shares, then that offer is extended to existing shareholders.

As a Delaware corporation, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Financial forecasting may differ materially from actual results.

Given the dynamic nature of our business, and the inherent limitations in predicting the future, forecasts of our revenues, contribution margins, net income and number of total and customers and other financial and operating data may differ materially from actual results. Such discrepancies could cause a decline in the price of our Class B Common Stock.

Risks Related to Benefit Plan Investors

Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.

In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Shares are not freely transferable and there may not be a market created in which the Offered Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute “Plan Assets” under ERISA.  See “ERISA CONSIDERATIONS.”

DILUTION

         VidAngel is offering a minimum of 1,666,667 and a maximum of 3,750,000 shares of our Class B Common Stock at an offering price of $3.00 per share. We have previously issued stock options for the acquisition of Class A Common Stock pursuant to our Stock Incentive Plan with a weighted average exercise price of $0.56 per share. We also closed three rounds of financing on November 28, 2015, during which we sold Class A Common Stock for a weighted average price of $0.64 per share. The aggregate average price between the exercise price for stock options issued pursuant to the Stock Incentive Plan and the price of shares of Class A Common Stock issued pursuant to the two rounds of financing on November 18, 2015 is $0.62, or $2.38 less per share than the Offered Shares
Under our Stock Incentive Plan, we granted options exercisable for 1,022,811 shares of Class A Common Stock to our directors, officers, employees and consultants as equity incentive compensation. The weighted average exercise price of those outstanding options is $0.56 per share, or $2.44 average less per share than the Offered Shares. Currently, there are outstanding (i) options exercisable for 10,000 shares of Class A Common Stock with an expiration date of April 11, 2024, and an exercise price of $0.18; (ii) options exercisable for 79,311 shares of Class A Common Stock with an expiration date of May 5, 2024, and an exercise price of $0.18; (iii) options exercisable for 10,000 shares of Class A Common Stock with an expiration date of October 10, 2024, and an exercise price of $0.18; (iv) options exercisable for 10,000 shares of Class A Common Stock with an expiration date of November 3, 2024 and a strike price of $0.30; (v) options exercisable for 225,000 shares of Class A Common Stock with an expiration date of April 15, 2025, and an exercise price of $0.50; (vi) options exercisable for 135,500 shares of Class A Common Stock with an expiration date of April 17, 2025, and an exercise price of $0.50; (vii) options exercisable for 70,000 shares of Class A Common Stock with an expiration date of May 11, 2025, and an exercise price of $0.50; (viii) options exercisable for 70,000 shares of Class A Common Stock with an expiration date of July 17, 2025, and an exercise price of $0.50; (ix) options exercisable for 120,000 shares of Class A Common Stock with an expiration date of November 18, 2025, and an exercise price of $0.50; (x) options exercisable for 134,250 shares of Class A Common Stock with an expiration date of February 11, 2026, and an exercise price of $0.82; and (xi) options exercisable for 158,750 shares of Class A Common Stock with an expiration date of August 10, 2026, and an exercise price of $0.82. Of the outstanding stock options, options exercisable for 326,000 shares of common stock were granted with no vesting period, and options exercisable for 696,811 of Class A Common Stock have vesting periods between 36 to 48 months from their vesting dates which range from April 11, 2014 to July 20, 2016.
                 On November 28, 2015, VidAngel conducted three separate financings involving the issuance of convertible promissory notes during which we raised an aggregate amount of $2,919,460 in exchange for the issuance of notes convertible into 3,526,896 shares of Class A Common Stock with an average per share conversion price of $0.54, and sold an additional 1,065,755 shares of Class A Common Stock at a price of $0.94 per share. In the second convertible note financing, Alta Ventures Mexico Fund I, LP, of which our director, Paul Ahlstrom, is the managing director, purchased convertible promissory notes convertible into 618,119 shares of Class A Common Stock for $409,397 with an average per share conversion price of $0.66, or $2.34 average less per share than the Offered Shares, and purchased an additional 426,302 shares of Class A Common Stock for $400,000, or $0.94 per share, which is $2.06 less than the Offered Shares.

PLAN OF DISTRIBUTION

  We are not selling the shares through commissioned sales agents or underwriters.  We will use our existing website, www.vidangel.com, to provide notification of the offering.  This Offering Circular will be furnished to prospective investors at www.vidangel.com/invest via download 24 hours per day, 7 days per week on our website.  Our website and Issuer Direct’s website will be the exclusive means by which prospective investors may subscribe in this offering.

The Offered Shares will be issued in one or more closings. For the Initial Closing and each subsequent Additional Closing, proceeds for subscriptions over $5,000 must be transmitted directly by wire or electronic funds transfer via ACH to the specified bank account maintained by Issuer Direct pursuant to the instructions in the subscription agreement.  Such funds will be kept in a non-interest bearing escrow account maintained by Issuer Direct until the Initial Closing and the Minimum Offering is sold. Proceeds for subscriptions of $5,000 or less will be held in a separate non-interest bearing account by VidAngel until the Initial Closing and the Minimum Offering is sold, and may be submitted through an investors VidAngel customer account in accordance with the billing information for such investor at www.vidangel.com. Upon each closing, any proceeds collected for such closing will be disbursed to the Company and the Offered Shares for such closing will be issued to investors. We must sell the Minimum Offering if any shares are to be sold at all. The separate non-interest bearing account will be opened by VidAngel prior to the date of qualification of the offering statement of which this Offering Circular is a part and will remain open until the Termination Date. The subscription agreement is available at www.vidangel.com/invest. If, on the Termination Date, investor funds are not received in respect of the Minimum Offering, then all investor funds that were deposited into either the separate non-interest bearing account with us or into the escrow account with Issuer Direct will be returned promptly to investors in accordance with Securities Exchange Act Rule 10b-9.

Technology, Anti-Money Laundering and Transfer Agent Services

Issuer Direct has been engaged to provide certain technology, anti-money laundering and transfer agent services in connection with this offering. The Company has agreed to pay Issuer Direct a facilitation fee equal to $5.00 per domestic investor for the anti-money laundering check and technology services for each subscription agreement executed via electronic signature on www.vidangel.com. For transactions conducted on Issuer Direct’s website, the Company has agreed to pay $25.00 for the same service. We have also engaged Issuer Direct to serve as transfer agent for the offering and have agreed to pay a $2,500.00 account set up fee. Issuer Direct is also entitled to certain other itemized administrative fees, including (i) up to $15.00 per investor (depending on whether subscription is by ACH or wire transfer) for processing incoming funds, (ii) $25.00 per physical stock certificate request (which will be only provided upon request and fee payment by the VidAngel customer requesting the certificate), and (iii) $25.00 per wire transfer for outbound funds to us upon the closing of this offering. For the Company, the itemized fees payable to Issuer Direct will not exceed a maximum of $150,000. Issuer Direct is not participating as an underwriter of the offering and will not solicit any investment in the Company, recommend the Company's securities or provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to investors. All inquiries regarding this offering should be made directly to the Company.

Offering Expenses. We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including blue sky filing fees; (iv) all of the legal fees related to the registration and qualification of the Offered Shares under state securities laws (not to exceed $600,000 in the aggregate); and (v) all costs of Issuer Direct’s services.

Pricing of the Offering

Prior to the offering, there has been no public market for the Offered Shares. The initial public offering price was determined by us. The principal factors considered in determining the initial public offering price include:

●	the information set forth in this Offering Circular;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the status of litigation we are engaged in; and

●	other factors deemed relevant by us.

 Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering.  The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D.  If you meet one of the following tests you should qualify as an Accredited Investor:

 (i)
You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

 (ii)
You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);

 (iii)
You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

 (iv)
You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

 (v)
You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, or the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

 (vi)
You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

 (vii)
You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

 (viii)
You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This offering will start on or after the date this Offering Circular is declared qualified by the SEC and will terminate on the Termination Date.

Procedures for Subscribing

If you decide to subscribe for Offering Shares in this offering, you should:

Go to www.vidangel.com/invest, click on the “Invest Now” button and follow the procedures as described.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	If your subscription price is greater than $5,000, deliver funds directly by wire or electronic funds transfer via ACH to the specified bank account maintained by VidAngel.

3.
If your subscription price is $5,000 or less, you may (i) pay for your subscription price through a purchaser’s VidAngel customer account in accordance with the billing information for such purchaser at www.vidangel.com. or, (ii) if greater than $1,000, transmit funds directly by wire or electronic funds transfer via ACH to the specified account maintained by VidAngel per the instructions in the subscription agreement we will bill your customer account in accordance with your billing information at www.vidangel.com.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision.

The Company has engaged Issuer Direct to provide certain technology and administrative services in connection with the offering, including the online platform by which subscribers may receive, review, execute and deliver subscription agreements electronically.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been received, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, generally without interest and without deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end).  A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

We may engage a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, to perform administrative functions in connection with this offering, such as serve as registered agent where required for state blue sky requirements, but in no circumstance will such broker-dealer solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor.

NOTE:  For the purposes of calculating your net worth, or Net Worth, it is defined as the difference between total assets and total liabilities.  This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence).  In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase Offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

USE OF PROCEEDS TO ISSUER

Net proceeds to the Company from this offering are anticipated to be $10,820,000, assuming we sell the Maximum Offering, and $4,720,000, assuming we sell the Minimum Offering, following the payment of offering costs.  Set forth below is a table showing the estimated sources and uses of the proceeds from this offering.

	Minimum Offering	% of Offering Proceeds	Maximum Offering Amount	% of Offering Proceeds

Gross Proceeds	$5,000,000	100.00%	$11,250,000	100.00%

Estimated Offering Expenses(1)	$280,000	5.60%	$430,000	3.82%

Net Proceeds	$4,720,000	94.40%	$10,820,000	96.18%

Research and Development	$500,000	10.00%	$2,000,000	17.78%

Advertising and Promotion	$900,000	18.00%	$4,750,000	42.22%

Legal Fees and Expenses(2)	$2,000,000	40.00%	$3,000,000	26.67%

Working Capital(3)	$1,320,000	26.40%	$1,070,000	9.51%

Total Use of Proceeds	$5,000,000	100.00%	$11,250,000	100.00%

(1)	Estimated offering expenses include legal, accounting, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this offering, as well as transfer agent fees.
(2)	Legal Fees and expenses associated with the Disney Litigation.
(3)
We intend to use approximately 94.40% of the gross offering proceeds if the Minimum Offering is sold or 96.18% of the gross offering proceeds if the Maximum Offering is sold to manage our business and provide working capital for operations.   These amounts may be used to pay expenses relating to salaries and other compensation to our officers, employees.

DESCRIPTION OF OUR BUSINESS

General

In 2013, four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, founded VidAngel, a filtering company that gives viewers the choice to remove objectional content, such as violence, sex, nudity, and/or language, from authorized copies of movies and television programs released on discs. The Harmon brothers, as fathers of children aged newborn to ten, were searching for a better way to watch quality content with their kids. They founded VidAngel to give their families, and all other families, greater personal choice in the movies and television programs they watch at home. VidAngel’s purpose is not only to allow families to watch “however the BLEEP they want,” but to protect an individual’s legal right to customize the content they watch at home. Today, management believes that VidAngel is the leading filtering company with Apps, available on all major platforms, and that the potential demand for our service is significant.

The Company was formed as a Utah limited liability company on October 22, 2013 pursuant to a Certificate of Formation filed with the State of Utah’s Department of Commerce and that certain Operating Agreement of the Company, dated December 13, 2013, by and among the Company and its members.  Subsequently, the Company was converted into VidAngel, Inc. a Delaware corporation, on February 12, 2014, pursuant to Articles of Conversion filed with the State of Utah’s Department of Commerce

The Operations of the Company

Management believes that VidAngel offers the greatest degree of personal choice in the entertainment marketplace by selling DVD and Blu-ray movies and television shows on disc and providing its users the technology to filter and view their movies and TV shows remotely on modern devices such as cell phones, tablets, set top boxes (e.g. Apple TV, Roku, Amazon Fire TV, etc.), computers and,  we anticipate, in the future, gaming consoles and smart TVs.

In connection with offering its filtering service, VidAngel resells DVD and Blu-ray movies and television shows on discs to our customers for a fixed price of $20.00 per disc, or the Sale Price.  Upon purchase of such disc, our customer agrees to have us retain physical custody of the disc.  Once our customer finishes watching the purchased content through its chosen platform, they may choose either to keep the purchased title or sell the disc back to us at a reduced repurchase price, or the Repurchase Price. If customers elect to return their discs to us, the Repurchase Price offered by VidAngel reflects the (i) format of the disc and (ii) total number of 24-hour periods our customers have owned their discs. The Repurchase Prices paid by VidAngel are currently the Sales Price less $1.00 per 24-hour period for each DVD, and $2.00 per 24-hour period for each Blu-ray disc. Our customers have access to our content filtering technology for use with a specific disc for as long as they own it.  Our service allows our customers to direct their individual viewing experience by removing certain audio or video segments that contain material considered objectionable by our customer. Once a customer chooses to sell the disc back to us, their access to our content filtering technology for that disc terminates and VidAngel’s obligations to such customer are complete.

To provide a remote filtering service, VidAngel has developed the following core proprietary technologies:

1.
Patent-pending Remote Media Ownership Management System
2.
Patent-pending Crowd-based Tagging System
3.
Patented Seamless Streaming and Filtering System

VidAngel believes that one of the most crucial systems in maintaining a lawful business is the first system for RMOM. This system ensures that VidAngel does not sell any DVD or Blu-ray discs without owning the media. This system ensures that all copyright holders are compensated for their copyrighted works. VidAngel engaged an independent third party to conduct a Service Organization Control Report, or SOC 2 Type 1, to report on controls for the Processing Integrity Principle. The report, which is as of January 27, 2016, includes our Infrastructure, Software, People, Procedures and Data.

Under the direction of our CEO, VidAngel currently operates with five management teams: the Tech Team, the Marketing Team, the Digital Content Team, the Finance Team and the Legal Team.

The Tech Team is led by our Director of Technology, Jarom McDonald, PhD, who oversees all technology employees and contractors who contribute technical support, application development, and front and back-end development and maintenance of the system. The Marketing Team is led by our CMO who oversees the Director of Marketing and any marketing interns. The Marketing Team is responsible for all content creation and advertising relating to the growth of the Company. The Digital Content Team is led by our COO, who oversees all employees involved in customer service, inventory management, streaming and tagging. The Digital Content Team is responsible for providing users with the best possible customer experience. The Finance Team is led by our Director of Finance who oversees all employees involved in finance, accounting and purchasing. The Legal Team is led by our General Counsel, who is responsible for all Company legal matters and litigation oversight.

Target Demographics

VidAngel offers its filtering and RMOM services to the U.S. movie and TV show home entertainment market, which is highly competitive. The Company has examined various considerations with regards to the marketability and desirability for its services, including a cost analysis compared to its closest competitors, examined the Company’s unique profile, and examined its target consumer markets. We believe our core target market is the “Values Audience” segment, some 52 million adults of the U.S. population representing 37% of the entertainment market whose religious faith is extremely important to them and is a part of their daily lives. The Company believes the Values Audience demonstrates stronger overall concern about the explicit content that they, and their family members, are exposed to in TV shows and movies. VidAngel believes that within the Values Audience segment, parents will tend to take a particular interest in the Company’s services.

Method of Distribution

VidAngel offers its filtering application and RMOM through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. VidAngel has agreements with various technology companies and distributors to make our service available through the television set-top boxes of service providers. Our Apps allow for purchasing of Blu-ray and DVD discs within the App, which requires that we share between 20 and 30 percent of our revenue with these technology distribution partners for the discs purchased on their platforms (Apple, Google, Amazon, and Roku). We intend to continue to broaden our capability to sell and deliver discs on other platforms and partners over time. We rely on certain third-party cloud service providers to operate certain aspects of our business.  For VidAngel to legally offer filtered movies, users must own the disc while filtering it. To make this as affordable and user-friendly as possible, we have created an instant “Sell-Back” option to buy the disc back from customers and put the credit from the repurchase into the customer’s VidAngel account.

Quick Overview: (using a $20.00 disc)

1.
BUY THE DISC – Users pay the retail price of $20.00 as an initial credit card payment.
2.
USER WATCH FILTERED- Users choose their own filters according to their preferences and watch their disc on their favorite device.
3.
USERS SELL THE DISC—When finished within 24 hours, users may sell back the disc, $18.00 for Blu-ray or $19.00 for DVD, for instant credit to a user’s VidAngel account for their next purchase. Within 48 hours, users may sell back the disc for $16.00, for Blu-ray, or $18.00, for DVD, of instant credit. The sell back price continues to decrease by $2.00 per day for Blu-ray’s, and $1.00 per day for DVD’s until no sell back value remains.

When customers are ready for the next disc, the credit is already in the customer’s VidAngel account and will automatically be applied to their purchase. Customers may continue to buy and sell discs with account credit and pay only $2.00 per Blu-ray disc.  Customer’s credit cards will be only charged if the customer’s account credit is lower than the retail price of the next disc the customer wishes to purchase.  If a customer’s account balance is less than the cost of the disc, the customer will be charged the small difference to bring the account balance up to that amount.  If the disc price is lower than the customer’s credit balance, the customer will have no charge and their purchase will be entirely paid with credit. For example:  If a customer has $15.00 in their account and wants to buy a $20.00 disc, the customer’s credit card will be charged the $5.00 difference.  When a customer sells the disc back after the $2.00 watch price, the customer’s VidAngel account will be credited the remaining $18.00.  As a customer continues to use the account credit, the customer may have small charges of varying sizes depending on the retail price of the disc the customer purchases next.

 Marketing and Advertising

VidAngel utilizes a broad mix of marketing and public relations programs, including social media sites such as Facebook, Youtube and Twitter, to promote our service to potential customers. VidAngel also relies extensively on word-of-mouth from our existing customers who have enjoyed a positive experience from use of our service. We also rely on the marketing services of HB, who is in the business of providing internet-based and multi-media promotion and marketing services, including the design, implementation and execution of promotional and web-based advertising campaigns. See “Interest of Management and Others in Certain Transactions and Other Conflicts of Interest—Affiliated Transactions.”

Cost Comparisons to our Competitors

When compared to our primary filtering competitor, ClearPlay, VidAngel believes we are substantially more attractive on the basis of cost, filtering and efficiency. When compared to other streaming services, we believe VidAngel still represents a significantly better value proposition on the basis of its unique RMOM. Whereas streaming services can cost up to $4-$5 per a movie, VidAngel, through its RMOM, permits a user to watch a movie for as little as $1 with the “Sell-Back” option.

Our Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technology. We rely on a number of registered and unregistered trademarks to protect our brand. As of the date of this Offering Circular, we have one registered trademark “VidAngel,” and five unregistered trademarks, “VidMap,”  “VidTag,” “watch however the BLEEP you want,” “watch movies however the BLEEP they want,” and “watch movies & TV however the BLEEP you want.”  VidAngel, Inc. owns numerous Internet domain sights and websites, including: www.vidangel.com; www.vidangle.com; www.viddevil.com; www.stopjarjar.com; www.cleantube.com; and www.kleentube.com. As of the date of this Offering Circular, in the United States, we have been issued a U.S. patent for seamless streaming and filtering, filed on March 31, 2015 with an expiration date of March 30, 2035, and have two patent applications for: (i) curating filters for audiovisual content, or Filter Curation Platform (U.S. Patent Application No. 14/621972), and (ii) a method and system for a remote media ownership management, or RMOM, apparatus, system and method (US. Patent Application No. 11/608165), pending for examination. Our patent and pending patents are discussed in further depth below.

Patents

Seamless streaming and filtering.  We currently own a patent for a Seamless streaming and filtering (the “Streaming and Filter Solution”) method and system (U.S Patent Application. No. 14/674,364, filed on March 31, 2015; U.S. Patent No. 9,363,561 issued on June 7, 2016) . The Streaming and Filtering Solution is designed to smoothly filter content streamed over HTTP Live Streaming, or HLS. HLS streams content, e.g. movies, by dividing the content into a series of short media segment files. The client requests each of the media segment files identified by the HLS index file, and the server transmits each media segment file upon the client’s request. The Streaming and Filtering Solution generates a content map for a movie, the content map identifying all parts of a movie with filterable content (e.g. vulgarity, sex/nudity, violence, etc.). The content map generates categories and subcategories of filterable elements (e.g. Vulgarity (category): “f---“(subcategory)). The content map may be generated in a variety of ways, e.g. by a human who watches a movie and documents the characteristics of filterable elements in the movie; through a community or crowd-based approach; programmatically; or in any other way by which filterable elements may be identified. For example, the content map may identify time periods during the movie which may be filtered for language, e.g., the “sh—“ word at minute: second marker 45:39.5-45:40. A content map entry may include identification of the temporal (e.g. minute markers during the movie), spatial (e.g., area of display to be cut, cropped, kept, blurred, or otherwise filtered), and audible (e.g. channels or other content aspects containing filterable content) dimensions of filterable content in the movie (or other type of content), or other characteristics of a particular filterable element. The client selects its own preferences, which may be based on a particular user or person, the physical location to which content is being streamed, or any other criteria for determining how to filter content. For example, preferences may indicate that the “f---“ should be entirely muted, but that, for the “crap” word, the volume should be merely turned down halfway. The Streaming and Filtering Solution dynamically generates a media segment file as directed by the user’s preferences, and the file is then transmitted to the client without ever placing the filtered media segment file in fixed storage. Generating a filtered media segment may comprise omitting an entire segment, omitting one or more chronological segments of the media segment file, completely muting all audio, partially turning down all sound, muting only one or more of all of the audio channels, turning down the sound on one or more of the audio channels, turning up the sound on one or more audio channels, cropping the video, blurring all or part of the video, replacing all or part of the video, or any other audio, visual, or other effect or manipulation known in the art.

Curating Filters for Audiovisual Content.  We own a patent application for a curating filters for audiovisual content, or Filter Curation Platform, method and system (U.S. Patent Application No. 14/621972 filed February 13, 2015. The Filter Curation Platform enables users to curate and access custom filters  to adapt the playback of audiovisual content. The Filter Curation Platform may enable users (i.e. video viewers, video taggers, video reviewers and video publishers), which have different roles, to create one or more video tags for a movie, and thereby create a full or partial video map for the movie. A video tag is a short description of a segment/clip of a multimedia file. A video tag includes a type, start time, end time, and a category. Examples of video tag categories may include positive and negative categories, such as action, dramatic, scary, alcohol/drugs, profane/crude language, sex/nudity, and violence, among other categories.  A video tagger may create video maps for audiovisual content. A video reviewer is a user who may review video maps for mistakes, make corrections, and provide feedback on the video maps created by video taggers. A video publisher is a user who may prepare, finalize, and publish video maps to a multimedia portal. Multiple video taggers may tag the same portions of a movie, and a video reviewer may access the video maps from multiple video taggers. The process may be iterative in many ways, so that multiple video taggers, video reviewers and video publishers may prepare, review, edit and pass among each other video maps in various orders and workflows. Once the video map has been published, the video viewer, via a media player interface may define filters using a video map of the movie. The video viewer may customize the filter to display (or make audible) some categories or specific segments of filterable content, but not others. Video maps may receive scores from video users, such as receiving one halo for poor quality and up to five haloes for excellent quality. In some cases, video taggers, video reviewers and video publishers may receive cash consideration for their services.

Apparatus, System and Method for Remote Media Ownership Management. We also own a patent application for a remote media ownership management, or RMOM, apparatus, system and method (US. Patent Application No. 11/608165) filed December 7, 2006. RMOM is an apparatus, system and method that allows a consumer to deposit physical media units, or PMUs or Content, such as music CDs or movies, with the RMOM’s transfer facility, where such a deposit is listed on an ownership register, in exchange for the user’s ability to access their Content remotely.  Users are not only able to access the Content they have physically deposited with RMOM, but users are also able to buy and sell Content to and from other users by use of the RMOM’s trading system. The RMOM may collect monetary commissions for the operator and applicable taxes. The RMOM may further comprise a media verification component configured to identify damaged incoming Content as an acceptable representation of ownership of the Content. For example, a music CD with scratches such that the media on the music CD is not playable with the standard CD player may nevertheless clearly be a genuine copy of the music CD. In the example, depending upon the law where the system operates, a digital media equivalent may be provided to the owning user of the damaged incoming Content when the owning user requests access to the content of the music CD. The RMOM overcomes previous limitations in the art by allowing users to access and trade Content without the constraints and risks of maintaining the Content at the location of the user.

                In addition, we seek to protect our intellectual property rights by implementing a policy that requires all of our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Despite our efforts to protect our technology and proprietary rights through enforcement of our intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and may threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities. See “DESCRIPTION OF OUR BUSINESS – Legal Proceedings.”

Competition

Our primary competitor in providing a filtering service is ClearPlay. ClearPlay operates a membership fee-based filtering service that allows users to filter content they find objectionable. ClearPlay users select the movie they want to watch on ClearPlay’s website, then rent the Standard Definition movie on Google Play, and return to the ClearPlay website where they select their filters before watching the movie. ClearPlay offers hardware for use by users to watch filtered content on their TV, such as the ClearPlay Blu-Ray and DVD Player and the FilterStik. The FilterStik is a USB-sized device that can be plugged into a viewing platform, such as a standard DVD player, in order to filter content; however, no additional hardware is needed to use ClearPlay’s services from either a PC or Mac. It is possible for ClearPlay users to transmit the filtered movie from their computer to TV by methods such as connecting their computer to their TV with an HDMI cable. As of August 4, 2016, ClearPlay charges a membership fee of $7.99 a month or $79.99 annually. In addition to membership fees, ClearPlay users must pay the full retail rental or purchase price for the content they intend to filter and view. VidAngel believes it offers a better value, as well as a higher quality and more user-friendly service than ClearPlay for modern media consumption devices. ClearPlay and VidAngel were previously engaged in litigation regarding patent rights. ClearPlay was also engaged in other litigation, which ultimately resulted in the invalidation of many of ClearPlay’s patent claims. We believe ClearPlay will reassert one or more of its patent claims against us in the near future . Such litigation could have a material adverse effect on our business operations were we not to prevail. See “Description of Our Business—ClearPlay Litigation.”

Research and Development

During the fiscal years ended December 31, 2014 and 2015, we spent $35,990 and $310,754, respectively, on research and development activities relating to our technology.

Employees

As of June 30, 2016, we employed a total of 20 full-time and 24 part-time individuals.   None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

VidAngel currently is, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and its ability to continue our business operations.

Disney Litigation

On June 9, 2016, the Plaintiffs initiated the Disney Litigation against VidAngel in the United States District Court for the Central District of California, or the California District Court.  They alleged two claims: (a) that VidAngel requires, but does not have, the Plaintiffs’ authorization to make digital copies of the Plaintiffs’ copyrighted works and thus violates 17 U.S.C. Sections 106(1) and (4), and (b) that VidAngel violates Section 1201 (a)(1)(A) of the DMCA by circumventing a technological measure that effectively controls access to works protected under the Copyright Act.  The Plaintiffs are seeking monetary damages, costs, and attorneys’ fees from VidAngel, as well as preliminary and permanent injunctions prohibiting VidAngel from continuing to engage in the challenged conduct.

       VidAngel filed its Answer and Counter-Complaint on July 12, 2016, asserting that its technology does not infringe on the Plaintiffs’ rights and otherwise complies with applicable law.  Among other defenses, VidAngel argues that the circumvention of technological access-control measures in making digital copies of copyrighted works is: (a) authorized by the FMA, which permits the filtering and transmission of copyrighted material owned by third parties, and (b) is further permitted under the DMCA by the “fair use” doctrine.  VidAngel has also alleged numerous counterclaims against the Plaintiffs, including that the Plaintiffs are engaging in an unreasonable restraint on interstate trade in violation of Section 1 of the Sherman Antitrust Act and Section 4 of the Clayton Antitrust Act (codified at 15 U.S.C. Sections 1 and 5, respectively).  The Plaintiffs have reserved October 31, 2016, on the California District Court’s calendar to argue their motion seeking the entry of a preliminary injunction.  The Plaintiffs filed and served their motion on August 22, 2016.  VidAngel filed and served its opposition to the motion on September 12, 2016, and the Plaintiffs filed a reply in support of the motion on October 3, 2016.

      The Plaintiffs have additionally said that they plan to schedule a motion to dismiss VidAngel’s counterclaims for hearing on December 19, 2016.

      Due to the nature of the claims and counterclaims, as well as the very early stage of the litigation, VidAngel is unable to predict the eventual result or estimate the amount of any potential liability or recovery.  VidAngel plans to use a substantial portion of the proceeds of this offering to defend the Disney Litigation, including by prosecuting its counterclaims. If the Disney Litigation is decided adversely to VidAngel, it would have a material adverse effect on VidAngel’s financial condition and its ability to continue business operations.

ClearPlay Litigation
In 2014, VidAngel (then doing business as VidAngel, LLC), responded to a contention by ClearPlay, Inc., or ClearPlay, that we were infringing on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case later moved to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against VidAngel alleging patent infringement. On February 17, 2015, the case was stayed pending inter parties review by the United States Patent and Trademark Office’s, or the USPTO’s, review of several of ClearPlay’s patents. We were not a party to or involved in the USPTO’s review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties’ rights to reassert any or all claims later. In July and August 2015, many of ClearPlay’s patent claims, including many of the claims asserted against VidAngel, were ruled unpatentable by the USPTO. Some of ClearPlay’s other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO’s rulings, ClearPlay appealed some of the USPTO’s invalidity decisions to the United States Court of Appeals for the Federal Circuit.  These findings of invalidity were all affirmed by the court on August 16, 2016. The Utah District Court’s order staying this litigation instructed ClearPlay to contact the Court within two weeks of the final Inter Partes Review decision after which the Court would set a telephonic status conference.  It has been over a year since the Inter Partes Review decisions were issued. We believe ClearPlay will reassert its surviving claims in the near future and that the litigation could have a material adverse effect on VidAngel’s business operations if Clearplay were to prevail.   See “RISK FACTORS - We face risks, such as unforeseen costs and potential liability in connection with content we acquire, filter and/or distribute through our service.” See also “RISK FACTORS—We are engaged in current litigation, the outcome of which, if not favorable to VidAngel, would have a material adverse effect on us and our ability to continue our business operations.”

DESCRIPTION OF OUR PROPERTIES

As of the date of this Offering Circular, our primary assets are our Intellectual Property and the contracts we have entered into directly.

We lease our office facilities at 249 North University Avenue, Provo, Utah, under a month-to-month lease. We currently rent our offices for $1,750.00 a month. We do not currently own or lease any other real property. See “DESCRIPTION OF BUSINESS” for more information.

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward Looking Statements
This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Factors that might cause or contribute to such differences include, but are not limited to, those discussed on Page 5 of this Offering Circular under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS”.
We assume no obligation to revise or publicly release any revision to forward-looking statements contained in the Offering Circular, unless required by law.

Overview

VidAngel is a reseller of Blu-ray and DVD discs and offers a large variety of movies and TV shows on discs, in both formats, for purchase on our website, www.vidangel.com.  Upon purchase of such disc at the Sales Price, our customer agrees to have us retain physical custody of the disc. As part of the purchase transaction, we include access to our proprietary and patented content filtering technology that provides our customers with ultimate control over the purchased content and allows for seamless removal and/or muting of content deemed objectionable by our customers.  Once our customer finishes watching purchased content, they may choose to either keep the purchased title or to sell the disc back to us at a reduced price. If customers elect to return their disc to us, the Repurchase Price offered by VidAngel reflects the (i) format of the disc and (ii) total number of 24-hour periods our customers own their discs. Our customers have access to our content filtering technology for use with a specific disc for as long as they own it.  Our service allows our customers to direct their individual viewing experience by removing certain audio or video segments that contain material considered objectionable by our customer. Once a customer chooses to sell the disc back to us, their access to our content filtering technology for that disc terminates and VidAngel’s obligations to such customer are complete.

Revenue Model

Each disc is sold to our customers for the Sales Price of $20.00 per disc.  Upon purchase of such disc, our customer agrees to have us retain physical custody of the disc.  If customers elect to return their disc to us after viewing the purchased content, VidAngel offers a Repurchase Price for the disc. The Repurchase Prices paid by VidAngel are currently the Sales Price less $1.00 per 24-hour period for each DVD, and $2.00 per 24-hour period for each Blu-ray disc.

VidAngel separates its revenue transactions into two (2) groups. Those groups are defined by the length of total time of disc ownership. For clarity purposes, the groups are defined as “short-term ownership” and “long-term ownership.” Currently, the majority of our transactions exist within the short-term ownership category. These customers currently account for 99.5% of all transactions through July 31, 2016. The remaining 0.50% of all transactions are from the long-term ownership category.

For transactions in the short-term ownership category, revenue is recognized on a daily basis for each 24-hour period a disc is owned. The amount of revenue recognized is equal to the Sales Price less the Repurchase Price and depends on the format of the disc. The average revenue per transaction through July 31, 2016 was $1.54 for transactions in the short-term ownership category.

For transactions in the long-term ownership category, revenue is recognized using a subscription model, or ratably over the expected term/life of the customer. The average revenue per transaction through July 31, 2016 was $18.49 per transaction in the long-term ownership category.

For our fiscal year ended December 31, 2015, we earned $415,517 in revenue, of which $383,288 is attributed to short-term owners, and $32,229 is attributable to long-term owners.

For the six months ended June 30, 2016, we earned $2,405,430 in revenue, of which $2,334,658 is attributed to short-term owners, and $70,772 is attributable to long-term owners.
Growth Opportunity

According to PricewaterhouseCoopers, transaction-based home video is the fastest-growing segment of the streaming market, and is projected to reach $8.5 billion by 2019 (with a 2014-19 Compound Annual Growth Rate or CAGR of 25.6%)1. Management believes that the market for filtered content is largely untapped, as opposition from content creators and agreements with distribution channels and partners make the process overly burdensome, and costly for the average consumer. In April 2005, the Family Entertainment and Copyright Act was signed into law and included provisions that exempted as a violation of copyright  law “…the creation or provision of a computer program or other technology that enables…[the] making imperceptible [of limited portions of audio or video content of a motion picture,] and that is designed and marketed to be used, at the direction of a member of a private household…”. In May 2016, VidAngel commissioned an independent third-party study by the NRG Research Group to determine the percentage of American consumers who would be interested in or more likely to use a service similar to VidAngel’s. The study estimated the size of the home entertainment audience at 140.2 million Americans, and indicates that 40% of such audience said they will “definitely” or “probably” use the service, with 19% indicating that they will “definitely” use the service.

1 Pricewaterhouse Coopers Global Entertainment and Media Outlook 2015

Management believes that this study confirmed the existence of a significant market that is being underserved, and that VidAngel holds the unique advantage of being the only company that currently provides this market with the ability to view and remove content on the most popular devices and platforms available on the market today, such as cell phones, tablets, set top boxes (e,g. Apple TV, Roku Amazon Fire TV), and computers, and, in the future, gaming consoles and Smart TVs. VidAngel began privately testing its technology in December 2014 and launched publicly in August 2015. Since launching publicly in August of 2015 to the period ending June 30th, 2016, VidAngel has seen significant growth and user adoption, with transaction growth of over 2,600% and user growth of over 1,800%. Management believes that this growth is merely a small percentage of the potential market, and that as VidAngel continues to improve its technology, and releases new versions of our application to work on the devices and platforms used by consumers today, that its growth will continue at a high rate for the foreseeable future.

Growth Strategy

VidAngel employs a three pillar marketing strategy that includes digital acquisition, customer retention, and customer sharing:

Digital acquisition:

VidAngel uses highly targeted digital ads to attract customers, including:

●
Marketing videos produced with innovative ad agency Harmon Brothers;

●
Banner ads produced in-house;

●
Targeted advertising on Facebook, YouTube, Roku, and soon other set-top box platforms; and

●
Advertising with podcast and video channels

Customer activation and retention:

VidAngel continues to refine its customer acquisition funnel with rigorous A/B testing of customer emails, landing page layout, and design of various platforms. VidAngel also keeps its customers active by engaging through entertaining emails, social media posts, blog posts, customer service, and similar methods of outreach.

Customer sharing:

According to VidAngel customer surveys, roughly half the members of VidAngel’s customer base were referred by friends. To capitalize on word of mouth advertising, VidAngel plans to continue incentivizing customers to share VidAngel with friends through the use of sharing incentives and gamification.

Operating Results

VidAngel operates on a fiscal year basis from January to December.

First six month of Fiscal Year 2016 (1/1/2016 – 6/30/2016)
In the first six months of 2016, we focused our efforts on growth. We started by adding new content to the library of titles available for purchase on our application in order to meet the demand of our existing customer base. We closed out fiscal year 2015 with approximately 1,500 titles available for purchase, and during the first six months of 2016 have added over 1,000 new titles. We continue to add new titles at an increasing rate, and plan to continue for the foreseeable future.
In conjunction with adding new titles, we have continued to advertise our service aggressively. In the first six months of 2016, we spent $2,353,396 on advertising related to our service. The aggressive advertising campaign resulted in the addition of over 144,700 new VidAngel customers. Revenues generated from all customers during the first six months of 2016, were $2,405,430, an increase of 3,600% from the first six months of 2015, or 578% of the total revenue from fiscal year 2015. We plan to maintain our aggressive spending on advertising, for the foreseeable future, in order to further stimulate the growth of our customer base.
VidAngel had a net loss of $2,219,233 for the first six months of fiscal year 2016. This loss was largely related to the increased advertising spend to fuel user growth.

Fiscal Year 2015 (1/1/2015 – 12/31/2015)

In fiscal year 2015, we began early beta testing of a new version of our service. The new service removed many of the obstacles that limited the original version, and management believes it began to show promise immediately. Over the first eight months of fiscal year 2015, VidAngel refined and improved the technology of the new version, while allowing a limited number of users to preview the service, and assist in troubleshooting. The response from beta testers was promising and VidAngel generated revenues of $126,877 from January 1, 2015 through August 31, 2015.  In late August 2015, VidAngel opened access to the platform to the public, and began marketing the product aggressively. The use of the service increased dramatically and VidAngel generated revenues of $288,640 from September 1, 2015, through December 31, 2015.

Following the release to the general public, we became aware that the architecture of the current technology would not support the growing user base, and we invested a significant amount of capital and resources into updating the architecture to handle a much larger user base, and that could scale up to meet increased demand.

VidAngel had a net loss of $1,382,016 for the fiscal year ended December 31, 2015.

Fiscal Year 2014 (1/1/2014 - 12/31/2014)

In fiscal year 2014, VidAngel released the first version of its service that allowed customers to filter movies and videos available on YouTube and the Google Play Hollywood library. Initial customer signup response was strong, but the service suffered from technical limitations, no high definition content, limited support and an unstable customer experience. Actual usage was extremely low. Management began exploring alternative strategies and, after creating the current model, the service was ultimately terminated.

VidAngel had a net loss of $777,916 for the fiscal year ended December 31, 2014.

Liquidity and Capital Resources

As of June 30, 2016, we had cash on hand of $1,480,525.  We also expect that the proceeds from this offering will improve our financial performance by providing additional capital necessary to advertise our service more aggressively and by enabling us to make our application usable on additional device platforms, thereby making access to our service simpler, and by enhancing our service by improving the technology for delivery to our customers. We have not identified any additional material internal or external sources of liquidity as of the date of this Offering Circular.

Short Term Liquidity

VidAngel has no short term liquidity requirements as of the date of this Offering Circular.

Long-Term Liquidity

VidAngel has no long term liquidity requirements as of the date of this Offering Circular.

Trend Information

VidAngel experienced substantial monthly transaction growth since our public launch in August 2015. We processed and delivered 497,980 transactions for the month ended June 30, 2016, compared to 18,089 in August 2015, and have recognized over $2.4M in revenue related to transactions for the first six (6) months of Fiscal Year 2016. The number of active users who purchased a disc in June 2016 was 110,251, compared with 5,770 when we launched to the public in August 2015, which represents growth of over 1800%.

                Our customer’s experience using our Apps, has improved significantly for every device on which our product is currently available. For example, out of 5 stars possible, our Apple app store rating has increased from 2.5 stars to 4.9 stars; our Google Play app has improved to 4.8 stars; our Roku app to 4.5 stars; our Kindle app to 4.4 stars; and our Amazon Fire TV app to 4.6 stars.

                Customer satisfaction has consistently grown as we’ve improved our technology over time as seen in the chart below. The percentage of customers rating their experience with us as great has increased from just above 50 percent to over 80 percent. We are continuously testing and working on changes to our technology and content delivery network which management believes will further increase the performance of our product, and subsequently the customer satisfaction gains we have seen to date.

Source: This chart was generated from 139,435 responses to a VidAngel survey sent to customers upon completion of a purchase transaction.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Subject to our stockholders’ rights to consent to certain transactions, the business and affairs of the Company are controlled by, and all powers are exercised by, our Board. Our Board shall consist of not fewer than three (3) nor more than five (5) directors, the exact number to be set from time to time by the Board.  We currently have three directors: Neal Harmon, Paul Ahlstrom and Dalton Wright.  Our Board shall be elected each year, at the annual meeting of stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in our Board, may be filled by the affirmative vote of a majority of the remaining directors. A director may resign at any time, and the stockholders may remove any director or the entire Board at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.

Our Board has retained our executive officers to manage our day-to-day operations, our library of movies, our intellectual property and other investments, subject to the supervision of our Board. Neal Harmon is currently our Chief Executive Officer, Patrick Reilly is currently our Director of Finance, Elizabeth Ellis is currently our Chief Operating Officer and Jeffery Harmon is currently our Chief Marketing Officer.  Our executive officers have accepted their appointment, or nomination to be appointed, on the basis of the compensation to be paid to them.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Remuneration of Executive Officers and Managers of Our Company” for more information.  Our executive officers will serve for such period as the Board determines, subject to the terms of any employment agreements we enter into with them, or their earlier death, resignation or removal.  Our Board may remove our executive officers subject to the terms of any employment agreements we enter into with them. See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Employment Agreements” for more information.

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	38	October 2013	n/a
Jeffery Harmon*	Chief Marketing Officer	33	October 2013	n/a
Elizabeth Ellis	Chief Operating Officer	39	June 2015	n/a
Patrick Reilly	Director of Finance	35	January 2014	n/a
David Quinto	General Counsel	61	August 2016	n/a
Paul Ahlstrom	Director	53	February 2014	n/a
Dalton Wright	Director	36	February 2014	n/a
*Neal Harmon and Jeffery Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer, Director. Neal has served as VidAngel, Inc.’s Chief Executive Officer since he helped co-found the company in 2013. Neal is a member of Harmon Ventures LLC, a Utah limited liability company, the Company’s largest stockholder. He also is a managing member of Harmon Brothers, LLC, a marketing agency he co-founded with his brothers.  Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in such activities such as designing and creating a trucking logistics dashboard to connect shippers and private fleets, among web-based and other projects. Neal received his received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffery Harmon, Chief Marketing Officer. Jeffery is a co-founder and Chief Marketing Officer of VidAngel, Inc. He is currently a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company. Jeffery co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, tradition marketing, internet marketing and business administration.

Elizabeth Ellis, Chief Operating Officer.  Liz has served as Chief Operating Officer at VidAngel, Inc. since 2016, where her duties include overseeing all operating procedures and staffing. From 2009 until she started her tenure at VidAngel, Inc., Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Director of Finance. Patrick began providing consulting services to VidAngel, Inc. in March 2014, and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance duties, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding at VidAngel, Inc. Patrick served as Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for finance and accounting duties.  From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc., where he was responsible for all finance and accounting duties of the company.  Patrick graduated from Utah Valley University in 2005 with a B.S. in Business Administration with concentrations in finance and banking.

David Quinto, General Counsel.  David joined VidAngel, Inc. as our General Counsel in August 2016. David was a co-founder and partner at Quinn Emanuel Urquhart & Sullivan LLP from 1987 through 2014, and along with Phyllis Kupferstein, founded Kupferstein Manuel & Quinto, LLP in 2014. From 2015 through 2016, David was a partner with the international, full service firm Davis Wright Tremaine LLP. He has represented numerous “Fortune 500” companies, including Avery Dennison, Lockheed Martin, Samsung, Louis Vuitton, Mattel, Johnson Controls, Hilton Hotels, Grendene S.A., and Sae-A Trading Co. Ltd., as well as the Academy of Motion Picture Arts and Sciences, the Academy of Television Arts and Sciences, the Producers Guild of America, and the America’s Cup Organizing Committee. David has expertise in trade secret, trademark, trade dress, copyright, unfair competition and complex business disputes. He published a treatise that analyzed the application of tort law to the Internet titled “Law of Internet Disputes,” published by Aspen Law and business and he co-authors a practitioners guide to trade secret protection and litigation nationally, published by LexisNexis (4th ed. 2016). David graduated with his J.D. from the Harvard Law School in 1982, and received his B.A. from Amherst College in 1977.

Paul Ahlstrom, Director. Paul joined VidAngel as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business’s products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in each of the company’s financing, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec. (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey, SendMi, Convert.com and Jott. Paul is the author of popular startup book Nail It Then Scale It, and received his B.A. in Communications from Brigham Young University.

Dalton Wright, Director. Dalton joined VidAngel, Inc. as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Mexico Ventures, a seed, venture and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014, and holds a B.A. in finance from the University of Utah.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Messrs. Harmon, Ms. Ellis, Mr. Reilly and Mr. Quinto receive compensation for acting in their capacities as our executive officers.  We reimburse Messrs. Ahlstrom and Wright for their expenses incurred in acting in their capacity as a director.    See – Remuneration of Executive Officers and Directors of the Company” below for more detailed information.

Remuneration of Executive Officers and Directors of the Company

Set forth below is a table of remuneration that our executive officers and directors received for our fiscal year ended December 31, 2015.

Name	Capacity in which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Neal Harmon	CEO	$100,000	n/a	$100,000
Elizabeth Ellis	COO	$100,000	Indeterminate(1)	$100,000
Jeffery Harmon	Director of Marketing	$100,000	n/a	$100,000
Paul Ahlstrom	Director	n/a	n/a	$n/a
Dalton Wright	Director	n/a	n/a	$n/a

(1)
On July 17, 2015, Ms. Elizabeth Ellis was granted stock incentive options exercisable for 50,000 shares of VidAngel’s Class A Common Stock with an option price of $0.50 per share and on August 10, 2016, Ms. Ellis was granted stock incentive options exercisable for 28,000 shares of VidAngel’s Class A Common Stock with an option price of $0.82 per share, both pursuant to the terms and conditions of our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period.

Employment Agreements

We have recently entered into an employment agreement with Mr. David Quinto with respect to his position as our General Counsel. Mr. Quinto’s employment begins on August 1, 2016, has no specified term, and will require him to devote his time and attention during normal business hours to the business and affairs of the Company and the Company’s affiliates.  By entering this agreement with Mr. Quinto, we have attempted to ensure Mr. Quinto is available to defend VidAngel in the Disney Litigation through the court of appeals and all the way to the Supreme Court, if necessary.

Mr. Quinto’s employment agreement provides for an initial base salary of $350,000, payable semi-monthly, which will thereafter be subject to potential annual increases based on his performance after review by our Board which must approve any salary increase.  Mr. Quinto has also been granted an option exercisable for 219,792 shares of Class A Common Stock.

If Mr. Quinto’s employment is terminated by us without “cause,” or by him for “good reason,” within 12 months of a “change of control” (each as defined in the applicable employment agreement), Mr. Quinto will be entitled to receive accelerated vesting of 100% of his option.

If Mr. Quinto’s employment is terminated by us without “cause” or by the executive for “good reason” prior to July 31, 2021, and provided the Company is conducting business in the United States substantially unimpaired by any injunction, Mr. Quinto will be entitled to receive severance pay in the form of the continued payment of his base salary, at the rate in effect as of the date of termination and in accordance with the Company’s customary payroll practices, until July 31, 2021.  If the Company’s business operations in the United States are substantially impaired such that the Company cannot operate profitably, Mr. Quinto will be permitted to draw down on a cash collateral account established by VidAngel to secure payment of Mr. Quinto’s cash compensation to ensure he can continue his defense of VidAngel in the Disney Litigation.  Mr. Quinto’s right to receive the severance pay will be subject to the delivery of a release of claims in favor of the Company.

Mr. Quinto’s employment agreement also required him to enter into a Proprietary Information, Invention Assignment, Non-Competition and Arbitration Agreement with the Company.

Stock Incentive Plan

In an effort to further the long-term stability and financial success of the Company by attracting and retaining personnel, including employees, directors and consultants for the Company, the Company adopted its 2014 Stock Incentive Plan, or our Stock Incentive Plan, in February 2014.  There are 2,534,544 shares of Class A Common Stock in VidAngel authorized for issuance through our Stock Incentive Plan.  As of the date of this Offering Circular, options exercisable for 1,022,811 shares of our Class A Common Stock have been granted under our Stock Incentive Plan, and of those options granted, options exercisable for 5,000 shares of Class A Common Stock in VidAngel have been exercised. Through the use of stock incentives, the Stock Incentive Plan will stimulate the efforts of those persons upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business and will further the identification of those persons’ interests with the interests of the Company’s stockholders.

The Stock Incentive Plan is administered by our Board.  The board has the power and sole discretion to grant or award a stock incentive, or an Award, to any employee of, director of, or consultant to the Company, each a Participant, who, in the sole judgment of our Board, has contributed, or can be expected to contribute, to the profits or growth of the Company.  Our Board also has the power and sole discretion to determine the size, terms, conditions and nature of each Award to achieve the objectives of the Award and the Stock Incentive Plan.  This includes, without limitation, the Board’ ability to determine:  (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of securities to be covered by each Award, (iii) the fair market value of such securities, (iv) the time or times when an Award shall be granted, (v) whether an award shall become vested over a period of time, according to a performance-based or other vesting schedule or otherwise, and when it shall be fully vested, (vi) the terms and conditions under which restrictions imposed upon an Award shall lapse, (vii) whether a change of control exists, (viii) factors relevant to the satisfaction, termination or lapse of restrictions on certain Awards, (ix) when certain Awards may be exercised, (x) whether to approve a Participant’s election with respect to applicable withholding taxes, (xi) conditions relating to the length of time before disposition of securities received in connection with an Award is permitted, (xii) notice provisions relating to the sale of securities acquired under the Stock Incentive Plan, and (xiii) any additional requirements relating to Awards that the Board deems appropriate.

 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The Company has: 25,000,000 shares of common stock par value $0.001 per share, authorized, of which 21,250,000 shares have been designated as Class A voting common stock, or the Class A Common Stock, and 3,750,000 have been designated as Class B Common Stock.  As of the date of this Offering Circular, we have 18,008,908 shares of Class A Common Stock issued and outstanding.

Capitalization

As of the date of this Offering Circular, Harmon Ventures, LLC, or Harmon Ventures, owned indirectly by our CEO, Mr. Harmon, and his two brothers, Jeffrey Harmon and Daniel Harmon, owns 8,938,520 shares of our common stock.  Alta Ventures Mexico Fund I, LLC, or Alta Ventures Mexico Fund I, owns 3,160,318 shares of our common stock.  Osborne Companies, LC, or Osborne Companies, owns 2,222,733 shares of common stock.  Various unaffiliated investors own the remaining shares of common stock.

The following table sets forth those executive officers, directors and other security holders holding 10% or a greater percentage of any class of shares, as of the date of this Offering Circular.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class A Common Stock	Harmon Ventures, LLC 1154 Holly Cir Provo, UT 84604	8,938,520 shares	N/A	49.63%

Class A Common Stock	Alta Ventures Mexico Fund I, LLC 3315 Mayflower Avenue, Suite #1 Lehi, U T 84043	3,160,318 shares	N/A	17.55%

Class A Common Stock	Osborne Companies, LC 4290 North Vintage Circle Provo, UT 84604	2,222,733 shares	Options exercisable for 66,000 shares of Class A Common Stock	12.33%

Upon closing of the Minimum Offering, Harmon Ventures will own approximately 46.41% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I will own approximately 16.41% of our total outstanding shares of capital stock, and Osborne Companies, LC will own approximately 11.54% of our total outstanding shares of capital stock. Upon closing of the Maximum Offering, Harmon Ventures will own 41.08% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I will own 14.52% of our total outstanding shares of capital stock, and Osborne Companies, LC will own 10.22% of our total outstanding shares of capital stock.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Stock Incentive Plan” above.

Our Board may, from time to time, also cause shares of capital stock to be issued to directors, officers, employees or consultants of our Company or its affiliates as equity incentive compensation under our Stock Incentive Plan, which shares will have all benefits, rights and preferences as our Board may designate as applicable to such shares.

 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

Affiliated Transactions

Promotion and Marketing Services Agreement with Harmon Brothers LLC.

VidAngel entered a “Promotion and Marketing Services Agreement” or the HB Marketing Agreement, with Harmon Brothers LLC, or HB.  HB is owned by Neal Harmon, Jeffrey Harmon, and Daniel Harmon.  HB is in the business of providing internet-based and multi-media promotion and marketing services, including the design, implementation and execution of promotional and web-based advertising campaigns. HB’s services to the Company are divided into two categories: creative and production services and optimization and distribution services. For creative and production services, HB invoices the Company at cost according to each employee or consultant’s personal hourly, billable rate. VidAngel also pays all of HB’s expenses incurred in producing promotional and web-based advertising, including without limitation, props, food and catering onset, facility rentals, travel, equipment rentals, and other costs of production.  For optimization and distribution services, VidAngel pays HB a percentage-based fee for the management of third-party adspend (Adwords, Facebook, etc.) which drives traffic to the content produced, co-produced or otherwise created by HB, for VidAngel. The percentage-based management fee continues for the life of the content. In exchange for the promotion and advertising services from HB, including third-party adspend billed at cost, VidAngel paid $0 to HB in 2014, $344,739 to HB in 2015, and $2,166,989 to HB through June 30, 2016.

Employment Agreement with our General Counsel, David Quinto

We have recently entered into an employment agreement with Mr. David Quinto with respect to his position as our General Counsel. Mr. Quinto’s employment began on August 1, 2016, has a five year term, and will require him to devote his time and attention during normal business hours to the business and affairs of the Company and the Company’s affiliates.

Mr. Quinto’s employment agreement provides for an initial base salary of $350,000, payable semi-monthly, which will thereafter be subject to potential annual increases based on his performance after review by our Board which must approve any salary increase.

Investor Rights and Voting Agreement

The Company entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014 with certain of VidAngel’s investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors.  The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintain the number of directors on our Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

The Company is permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates; so long as the person or persons approving the transaction on behalf of the Company acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. We do not have any outstanding loans or loan guarantees with any related party, and, as of the date of this Offering Circular, we do not have any intentions to enter into any such transactions.

SECURITIES BEING OFFERED

General

The Company is offering a minimum of 1,666,667 and a maximum of 3,750,000 of our Class B Common Stock at a price of $3.00 per share ($5,000,000 and $11,250,000, respectively). The minimum subscription is fifty (50) Offered Shares ($150); however, we can waive the minimum subscription on a case to case basis in our sole discretion. The Offered Shares are common equity and are not entitled to any preferences regarding distributions. See “–Distributions.”

This offering will terminate on the Termination Date, provided that if we have received and accepted subscriptions for the Maximum Offering on or before the Termination Date, then this offering will terminate when all Offered Shares have been sold, whichever occurs first. If, at the Initial Closing, we have sold less than the Maximum Offering, we will hold Additional Closings, up to the Maximum Offering, through the Termination Date. Purchases of Shares in excess of $5,000 must be transmitted by investors directly by either wire transfer or electronic funds transfer via ACH to the escrow account maintained by Issuer Direct. Purchases of Shares in the amount of $5,000 or less may be submitted through an investor's VidAngel customer account in accordance with the billing information for such investor at www.vidangel.com, and will not be held in a non-interest bearing escrow account by Issuer Direct, but will be held in a separate non-interest bearing account held by VidAngel. Upon each closing, the proceeds collected for such closing will be disbursed to the Company and the Offered Shares for such closing will be issued to investors. If a closing does not occur for any reason, the proceeds for such closing will be promptly returned to investors, generally without interest (within one business day) and without deduction.

The Company and stockholders are governed by our Certificate and Bylaws.  See “– Description of Certificate of Incorporation and Bylaws” below for a detailed summary of terms of our Certificate and Bylaws.  Our Certificate and Bylaws are filed as an exhibit to the Offering Statement of which this Offering Circular is a part.  The Company has: 25,000,000 shares of common stock, par value $0.001, authorized, of which 21,250,000 shares have been designated as Class A Common Stock, and 3,750,000 have been designated as Class B Common Stock.  Our Board has the right to create, authorize and issue new shares in the Company, including new classes, provided that it may not authorize or issue shares senior to the rights and preferences of our common stock without the consent of the common stockholders holding a majority of the outstanding shares of each class of common stock.

Registrar, Paying Agent and Transfer Agent for our Offered Shares

Duties

Issuer Direct Corporation will serve as the registrar and transfer agent for our Offered Shares.  We will pay all fees charged by the transfer agent for transfers of our Offered Shares except for special charges for services requested by a Class B Common Stockholder.

There will be no charge to our Class B Common Stockholders for disbursements of our cash dividends, if any, although we do not anticipate issuing dividends for the foreseeable future. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our Board, or a designee of our Board, may act as the transfer agent and registrar until a successor is appointed.

  Dividends

 No dividends to investors in our Offered Shares are assured, nor are any returns on, or of, an investor’s investment guaranteed.  Dividends are subject to our ability to generate positive cash flow from operations.  All dividends are further subject to the discretion of our Board.  It is possible that we may have cash available for dividends, however, we anticipate retaining all of our earnings for the future operation of the Company and do not anticipate making any cash distributions in the foreseeable future.

 Our Board, in its sole discretion, may determine from time to time to declare and pay dividends out of any funds legally available therefore. The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends for the foreseeable future.

Liquidating Preferences

Upon the dissolution and liquidation of the Company, no stockholder will receive a preference in the distribution of liquidation proceeds. Liquidating distributions will be shared pari passu among our common stock.

Basis for Dividends

The Company’s ability, and our Board’ decisions, to issue dividends to our stockholders will be based upon the operating results of the Company.  Our Board has discretion over whether to declare and pay dividends to our stockholders, however, we do not anticipate issuing any dividends for the foreseeable future.

Description of Certificate of Incorporation and Bylaws

The Company is governed by our certificate of incorporation, or our Certificate, and our bylaws, or our Bylaws. The following summary describes material provisions of our Certificate and our Bylaws, but it is not a complete description of our Certificate, our Bylaws or any combination of the two. A copy of our Certificate and our Bylaws are filed as exhibits to the Offering Statement of which this Offering Circular is a part.

 Board of Directors

Subject to our stockholders’ rights to consent to certain transactions as provided under the Delaware General Corporate Law, or DGCL, the business and affairs of the Company are controlled by, and all powers are exercised by, our board of directors, or our Board. Our Board is required to consist of not less than three (3) nor more than five (5) directors, the exact number to be set from time to time by the Board. Our Board is comprised of Paul Ahlstrom, Neal Harmon and Dalton Wright. Our Board is elected each year at the annual meeting of stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in our Board may be filled by the affirmative vote of the remaining directors. A director may resign at any time, and the stockholders may remove a director at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.

The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors unless its certificate of incorporation provides otherwise. Our Certificate does not provide for cumulative voting.

Our Board may designate one or more committees. Such committees must consist of one or more directors. Any such committee, to the extent permitted by applicable law, will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Officers

The Board has the authority to select the officers of the Company. The officers consist of a Chairman of the Board, a Chief Executive Officer, or CEO, a Secretary and a Treasurer. In addition, the Board may elect one or more Vice Chairmen, President, Chief Financial Officer and Vice Presidents, and such other offices as the Board may determine. Two or more of the aforementioned offices may be held by the same person. Our officers are: (i) Neal Harmon, CEO; (ii) Jeffrey Harmon, Chief Marketing Officer; (iii) Elizabeth Ellis, Chief Operating Officer, or COO; (iv) Patrick Reilly, Director of Finance and Secretary; and (v) David Quinto, General Counsel.

At the first meeting of the Board following the annual meeting of stockholders, the Board appoints the officers, however, the Board may also empower the CEO to appoint subordinate officers and agents for us. Each officer so elected holds office until such officer’s successor is elected and qualified or until the officer’s earlier resignation or removal. Each officer is required to perform such duties as are provided in the Bylaws or as the Board may from time to time determine.  Subject to the rights, if any, of an officer under any employment agreement, any officer may be removed, with our without cause, by the affirmative vote of a majority of the Board.  An officer may resign at any time on giving notice to the Board. Our CEO is in charge of the general affairs of the Company, subject to the oversight of the Board. In case any officer is absent, or for any other reason the Board may deem sufficient, the CEO or the Board may delegate the powers and duties of such officer to any other officer or to any director.

Fiduciary Duties and Indemnification

The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or Proceeding (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

Company Stock

The Company may issue up to 25,000,000 shares of capital stock, of which 25,000,000 shares will be common stock, par value $0.001 per share of which 21,250,000 shares have been designated as Class A Common Stock, and 3,750,000 have been designated as Class B Common Stock.

Stockholder Rights

Voting

Class B Common Stockholders will not be entitled to vote other than as required by law.  Only holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held of record on all matters on which the holders of shares of Class A Common Stock are entitled to vote.

Meetings

The annual meeting of the stockholders shall be held at such date, time and place, if any, as shall be determined by the Board and stated in the notice of the meeting. Special meetings of the stockholders shall be called pursuant to resolution approved by the Board, chairperson of our Board, the Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by Class A Common Stockholders holding shares of Class A Common Stock in the aggregate entitled to cast votes not less than ten (10%) percent of the votes at that meeting. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Dividends and Liquidations

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a Liquidation Event, the assets and funds of the Corporation available for distribution to its stockholders, if any, shall be distributed common stockholders, pro rata, then outstanding.

Amendment

Class A Common Stockholders may amend, alter or repeal our Certificate and our Bylaws.

Description of our Stockholders Agreement

Our Class B Common Stock is governed by our Stockholders Agreement. The following summary describes material provisions of our Stockholders Agreement, but it is not a complete description of our Stockholders Agreement. A copy of our Stockholders Agreement is filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

Transfer restrictions.

Investors in our Class B Common Stock will be subject to the restrictions on transfer set forth in our Stockholders Agreement.  Under the terms of our Stockholders Agreement, transfer of shares of our Class B Common Stock will be subject to a right of first refusal exercisable first by the Company, second, by our Class A Common Stockholders, and, third, by our remaining Class B Common Stockholders pursuant to the Stockholders Agreement.  Prior to any transfer or proposed transfer of shares, the transferring shareholder, or the Seller, is required to give written notice to us and to the remaining stockholders of such proposed transfer. The certificates for our Class B Common Stock will be legended to reflect these restrictions.

 Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●
a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●
a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

ERISA CONSIDERATIONS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

●	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

●	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

●	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment returns.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of Offered Shares is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We do not intend to limit investment by benefit plan investors in us because we anticipate that we will qualify as an “operating company”.  If the Department of Labor were to take the position that we are not an operating company and we had significant investment by benefit plans, then we may become subject to the regulatory restrictions of ERISA which would likely have a material adverse effect on our business and the value of our common stock.

Plan fiduciaries contemplating a purchase of Offered Shares should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN.  THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

REPORTS

We will furnish the following reports, statements, and tax information to each stockholder:

Reporting Requirements under Tier II of Regulation A.  Following this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A.  We will be required to file:  an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z.  The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K.  Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports.  As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31, our Board will cause to be mailed or made available, by any reasonable means, to each Stockholder as of a date selected by the Board, an annual report containing financial statements of the Company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Board.  The Board shall be deemed to have made a report available to each stockholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by the Company and available for viewing by the stockholders.

Tax Information.  On or before June 30th of the year immediately following our fiscal year, which is currently January 1st through December 31st, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.

Stock Certificates.  We do not anticipate issuing stock certificates representing Offered Shares purchased in this offering to the Class B Common Stockholders.  However, we are permitted to issue stock certificates and may do so at the request of our transfer agent.  The number of Offered Shares held by each Class B Common Stockholder, will be maintained by us or our transfer agent in the Company register.

INDEPENDENT AUDITORS

The balance sheet of VidAngel as of the fiscal years ended December 31, 2015 and 2014, and the statements of operations, stockholders’ equity and cash flows of VidAngel for each of the two years ended December 31, 2015 and 2014, have been included in this Offering Circular and have been audited by Tanner LLC, independent auditors, as stated in their report appearing herin.

VIDANGEL, INC.

Interim Financial Statements
As of And For the Six Months Ended June 30, 2016 and 2015

Notice to Reader

Our auditors have not reviewed the unaudited interim financial statements for the six months ended June 30, 2016 and 2015. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2015 and 2014.

VIDANGEL, INC.
 Balance Sheets

As of June 30, 2016 and December 31, 2015 (Unaudited)

	June 30, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents	$1,480,525	$1,910,880
Accounts receivable	689	11,868
Prepaid expenses and other	299,083	34,517

Total current assets	1,780,297	1,957,265

Movie inventory	886,253	206,887
Property and equipment, net	34,510	2,780

Total assets	$2,701,060	$2,166,932

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$222,494	$-
Accrued expenses	35,789	86,530
Deferred revenue	3,248,449	669,341

Total current liabilities	3,506,732	755,871

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 25,000,000 shares
authorized; 18,008,908 and 18,003,908 shares issued
and outstanding, respectively	18,009	18,004
Additional paid-in capital	3,510,568	3,508,073
Accumulated deficit	(4,334,249)	(2,115,016)

Total stockholders' equity (deficit)	(805,672)	1,411,061

Total liabilities and stockholders' equity (deficit)	$2,701,060	$2,166,932

See accompanying notes to financial statements.

VIDANGEL, INC.
 Statements of Operations

	June 30 , 2016	June 30, 2015

Revenues, net	$2,405,430	$64,291

Operating expenses:
Cost of revenues	815,284	51,544
Selling and marketing	2,836,930	50,689
General and administrative	629,120	125,086
Research and development	353,904	40,777

Total operating expenses	4,635,238	268,096

Operating loss	(2,229,808)	(203,805)

Other income (expense):
Interest income	10,602	-
Interest expense	(27)	-
Other expense, net	-	(8,508)

Total other expense, net	10,575	(8,508)

Loss before income taxes	(2,219,233)	(212,313)

Provision for income taxes	-	-

Net loss	$(2,219,233)	$(212,313)

See accompanying notes to financial statements.

VIDANGEL, INC.
Statements of Stockholders’ Equity (Deficit)

For the Six Months Ended June 30, 2016 and the Year Ended December 31, 2015 (Unaudited)

				Additional Paid-in Capital		Total Stockholders' Equity (Deficit)
		Common Stock			Accumulated Deficit
	Members' Interest	Shares	Amount

Balance as of January 1, 2015	$-	13,411,257	$13,411	$584,766	$(733,000)	$(134,823)

Convertible notes payable and related
accrued interest converted to
common stock	-	3,526,896	3,527	1,915,933	-	1,919,460

Issuance of common stock, net of
issuance costs of $5,000	-	1,065,755	1,066	993,934	-	995,000

Stock-based compensation expense	-	-	-	12,098	-	12,098

Contingent beneficial conversion feature	-	-	-	1,342	-	1,342

Net loss	-	-	-	-	(1,382,016)	(1,382,016)

Balance as of December 31, 2015	-	18,003,908	18,004	3,508,073	(2,115,016)	1,411,061

Exercise of stock options	-	5,000	5	2,495	-	2,500

Net loss	-	-	-	-	(2,219,233)	(2,219,233)

Balance as of June 30, 2016	$-	18,008,908	$18,009	$3,510,568	$(4,334,249)	$(805,672)

See accompanying notes to financial statements.

VIDANGEL, INC.
Statements of Cash Flows

For the Six Months Ended June 30, 2016 and 2015 (Unaudited)

	June 30, 2016	June 30, 2015

Cash flows from operating activities:
Net loss	$(2,219,233)	$(212,313)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	5,795	1,047
Decrease (increase) in:
Accounts receivable	11,179	-
Prepaid expenses and other assets	(264,566)	7,131
Movie inventory	(679,366)	(31,736)
Increase (decrease) in:
Accounts payable and accrued expenses	171,753	(25,091)
Deferred revenue	2,579,108	92,474

Net cash used in operating activities	(395,330)	(168,488)

Cash flows from investing activities:
Purchase of property and equipment	(37,525)	-

Cash flows from financing activities:
Proceeds from convertible notes payable	-	335,417
Exercise of stock options	2,500	-

Net cash provided by financing activities	2,500	335,417

Net change in cash and cash equivalents	(430,355)	166,928

Cash and cash equivalents at beginning of year	1,910,880	172,216

Cash and cash equivalents at end of period	$1,480,525	$339,145

Supplemental disclosure of cash flow information:

Cash paid for interest	$27	$-

See accompanying notes to financial statements.

VIDANGEL, INC.
Notes to Financial Statements

 For the Six Months Ended June 30, 2016 (Unaudited)

The interim financial information presented should be read in conjunction with the entity’s latest annual audited financial statements.

1. Basis of Presentation

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results expected for the entire fiscal year.

2. Description of Organization and Summary of Significant Accounting Policies

Organization
VidAngel, Inc. (the Company) was incorporated on November 13, 2013 as a Utah limited liability Company. On February 7, 2014, the Company converted to a Delaware corporation. The Company resells Blu-Ray and DVD discs to its customers. The Company includes access to proprietary content filtering technology as part of the transaction. With the purchase of the disc, and access to the technology, the customer then has the ability to stream a customized version of the disc to their location for viewing on many of today’s most popular devices. After they are finished with a disc, the customer has the option to sell the disc back to the Company at a reduced price. The sell-back price varies depending on the type (Blu-Ray or DVD) of the disc, and the number of days the customer owned the disc.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2016 (Unaudited)

2. Description of Organization and Summary of Significant
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.  As of June 30, 2016 these cash equivalents consisted of money market accounts.

Accounting Policies Continued

Movie Inventory
Movie inventory includes DVD and Blu-Ray discs purchased by the Company for resell, not in excess of realizable value. Movie inventory is recorded at the lower of cost or market, with cost being determined on a first in, first out method. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for obsolete inventory was necessary as of June 30, 2016.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

	Office and computer equipment	3 years
	Leasehold improvements	1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired.  If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of June 30, 2016.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2016 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition
The Company resells Blu-Ray and DVD discs to its customers for a fixed price of $20.  Upon purchase of the disc, the customer agrees to have the Company retain physical custody of the purchased disc until such a time that the customer either requests to have the disc shipped to them directly, or the customer decides to sell the disc back to the Company at an agreed upon price, which reduces $1 per day for DVD discs, and $2 per day for Blu-Ray discs.  During the time that the customer owns the disc, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household.  Access to this technology is available during the entire period of which the customer owns the disc purchased from the Company, and is extinguished upon the customer selling the disc back to the Company. Revenue is recognized when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) services have been rendered, (3) the Company’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

The Company separates its revenue transactions into two pools based on length of time of disc ownership – short-term and long-term ownership of discs.

Transactions that have a short-term ownership of a disc exhibit a very short ownership time period, usually on average selling the disc back to the Company within 5 hours.  For these transactions, the Company recognizes revenue on a daily basis, in an amount equal to the daily reduction in the sell-back price from the customer to the Company ($1 or $2 per day), and ceasing upon the customer’s sell-back of the disc.  Approximately 99.5% of the Company’s transactions are short-term.

Transactions that have a long-term ownership exhibit a longer period of time of ownership – in excess of 20 days.  A majority of the customers entering long-term transactions appear to be building a library of movie titles, and may own the associated discs indefinitely.  The Company estimates the expected period of the long-term transactions, and recognizes revenue based on a subscription model, or ratably over the expected term. Cash received from customers prior to recognition of revenue is recorded as deferred revenue.

Advertising Advertising costs are expensed as incurred. Advertising expenses totaled $2,353,396 for the six months ended June 30, 2016.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2016 (Unaudited)

3. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties.  Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

Current and future litigation may be necessary to defend the Company and its customers by determining the scope, enforceability, and validity of these claims. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of the date of the independent auditors’ report management has determined an adverse outcome is not yet probable or estimable, and has not accrued any estimated losses related to these matters.  Expectations may change in the future as the litigation and events related thereto unfold. For the six months ended June 30, 2016 the Company incurred $99,950 in legal and litigation costs, which are included in general and administrative expenses in the accompanying statements of operations.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2016 (Unaudited)

4. Related Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company’s stockholders.   For the six months ended June 30, 2016, the Company incurred expenses of $2,166,989, to the related party for marketing services.

5. Subsequent Events

Litigation
As described more fully in Note 3, the Company is subject to claims and litigation that arise in the normal course of business. Management reviews those claims and believes none of them meet the standard for accrual or disclosure.   In August 2016, a motion for preliminary injunction was filed in District Court in attempt to stop the operations of the Company while the litigation is resolved. The initial complaint was filed in June 2016, and was brought against the Company for infringing on exclusive rights under the Copyright Act and for violating the Digital Millennium Copyright Act.  The Company believes its legal position has merit, and is vigorously defending the matter.  The potential loss associated with the lawsuit is not estimable and the probability of the loss is unknown.

Employment Agreement
On July 21, 2016, the Company hired an attorney as in-house general counsel.  The associated employment agreement includes certain common stock option modifications, severance terms in certain circumstances, and the establishment of a cash collateral account.

VIDANGEL, INC.

Financial Statements as of December 31, 2015 and 2014
and For the Years Then Ended

Together with Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of
VidAngel, Inc.

We have audited the accompanying financial statements of VidAngel, Inc. (the Company), which comprise the balance sheets as of December 31, 2015 and 2014, the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VidAngel, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC
Salt Lake City, Utah

July 29, 2016

VIDANGEL, INC.
 Balance Sheets

 As of December 31,

	2015	2014
Assets

Current assets:
Cash and cash equivalents	$1,910,880	$172,216
Accounts receivable	11,868	-
Prepaid expenses and other	34,517	20,013

Total current assets	1,957,265	192,229

Movie inventory	206,887	6,234
Property and equipment, net	2,780	4,015

Total assets	$2,166,932	$202,478

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$-	$65,522
Accrued expenses	86,530	4,301
Deferred revenue	669,341	395
Convertible notes payable	-	267,083

Total current liabilities	755,871	337,301

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 25,000,000 and
15,000,000 shares authorized, respectively; 18,003,908 and
13,411,257 shares issued and outstanding, respectively	18,004	13,411
Additional paid-in capital	3,508,073	584,766
Accumulated deficit	(2,115,016)	(733,000)

Total stockholders' equity (deficit)	1,411,061	(134,823)

Total liabilities and stockholders' equity (deficit)	$2,166,932	$202,478

See accompanying notes to financial statements.	F-13

VIDANGEL, INC.
 Statements of Operations

Years Ended December 31,

	2015	2014

Revenues, net	$415,517	$19,265

Operating expenses:
Cost of revenues	256,831	93,232
Selling and marketing	699,773	210,167
General and administrative	468,396	452,407
Research and development	310,754	35,990

Total operating expenses	1,735,754	791,796

Operating loss	(1,320,237)	(772,531)

Other income (expense):
Interest expense	(52,435)	(2,047)
Other expense, net	(9,344)	(3,238)

Total other expense, net	(61,779)	(5,285)

Loss before income taxes	(1,382,016)	(777,816)

Provision for income taxes	-	(100)

Net loss	$(1,382,016)	$(777,916)

See accompanying notes to financial statements.	F-14

VIDANGEL, INC.
Statements of Stockholders’ Equity

For the Years Ended December 31, 2015 and 2014

				Additional Paid-in Capital		Total Stockholders' Equity (Deficit)
		Common Stock			Accumulated Deficit
	Members' Interest	Shares	Amount

Balance as of January 1, 2014	$26,343	-	$-	$-	$-	$26,343

Net loss	(44,916)	-	-	-	(733,000)	(777,916)

Conversion from LLC to C-Corp	18,573	10,000,000	10,000	(28,573)	-	-

Issuance of common stock, net of
issuance costs of $3,000	-	3,411,257	3,311	593,689	-	597,000

Issuance of common stock for services	-	-	100	17,900	-	18,000

Stock- based compensation expense	-	-	-	1,750	-	1,750

Balance as of December 31, 2014	-	13,411,257	13,411	584,766	(733,000)	(134,823)

Convertible notes payable and related
accrued interest converted to
common stock	-	3,526,896	3,527	1,915,933	-	1,919,460

Issuance of common stock, net of
issuance costs of $5,000	-	1,065,755	1,066	993,934	-	995,000

Stock- based compensation expense	-	-	-	12,098	-	12,098

Contingent beneficial conversion feature	-	-	-	1,342	-	1,342

Net loss	-	-	-	-	(1,382,016)	(1,382,016)

Balance as of December 31, 2015	$-	18,003,908	$18,004	$3,508,073	$(2,115,016)	$1,411,061

See accompanying notes to financial statements.	F-15

VIDANGEL, INC.
Statements of Cash Flows

For the Years Ended December 31,

	2015	2014

Cash flows from operating activities:
Net loss	$(1,382,016)	$(777,916)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	2,879	2,095
Contingent beneficial conversion feature	1,342	-
Issuance of common stock for services	-	18,000
Stock-based compensation expense	12,098	1,750
Loss on sale of assets	1,555	-
Decrease (increase) in:
Accounts receivable	(11,868)	-
Prepaid expenses and other assets	(14,504)	(18,773)
Movie inventory	(200,653)	(6,234)
Increase (decrease) in:
Accounts payable and accrued expenses	71,167	49,721
Deferred revenue	668,946	395

Net cash used in operating activities	(851,054)	(730,962)

Cash flows from investing activities:
Purchase of property and equipment	(3,199)	-

Cash flows from financing activities:
Proceeds from issuance of common stock, net	995,000	597,000
Proceeds from convertible notes payable	1,597,917	267,083

Net cash provided by financing activities	2,592,917	864,083

Net change in cash and cash equivalents	1,738,664	133,121

Cash and cash equivalents at beginning of year	172,216	39,095

Cash and cash equivalents at end of year	$1,910,880	$172,216

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

Supplemental disclosure of non-cash investing and
financing information:

Convertible notes payable and related accrued interest
converted to common stock	$1,919,460	$-
Conversion of LLC to C-Corp	-	28,573

See accompanying notes to financial statements.	F-16

VIDANGEL, INC.
Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Organization and Summary of Significant Accounting Policies
Organization
VidAngel, Inc. (the Company) was incorporated on November 13, 2013 as a Utah limited liability Company.  On February 7, 2014, the Company converted to a Delaware corporation.  The Company resells Blu-Ray and DVD discs to its customers.    The Company includes access to proprietary content filtering technology as part of the transaction.  With the purchase of the disc, and access to the technology, the customer then has the ability to stream a customized version of the disc to their location for viewing on many of today’s most popular devices. After they are finished with a disc, the customer has the option to sell the disc back to the Company at a reduced price. The sell-back price varies depending on the type (Blu-Ray or DVD) of the disc, and the number of days the customer owned the disc.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits.  At December 31, 2015 and 2014, the Company had approximately $1,660,000 and $19,000 of cash and cash equivalents that exceeded federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of revenues.  Concentrations of vendors were as follows for the year ended December 31, 2015:

Vendor A 69% Vendor B 18%
There were no vendor concentrations for the year ended December 31, 2014.

F-17

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2015 and 2014

1. Description of Organization and Summary of Significant Accounting Policies Continued
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.  As of December 31, 2015 and 2014, these cash equivalents consisted of money market accounts.

Movie Inventory
Movie inventory includes DVD and Blu-Ray discs purchased by the Company for resell, not in excess of realizable value.  Movie inventory is recorded at the lower of cost or market, with cost being determined on a first in, first out method.  The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items.  Management determined that no allowance for obsolete inventory was necessary as of December 31, 2015 and 2014.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment 3 years Leasehold improvements 1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred.  Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived  assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired.  If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of December 31, 2015 and 2014.

F-18

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2015 and 2014

1. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition
The Company resells Blu-Ray and DVD discs to its customers for a fixed price of $20.  Upon purchase of the disc, the customer agrees to have the Company retain physical custody of the purchased disc until such a time that the customer either requests to have the disc shipped to them directly, or the customer decides to sell the disc back to the Company at an agreed upon price, which reduces $1 per day for DVD discs, and $2 per day for Blu-Ray discs.  During the time that the customer owns the disc, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household.  Access to this technology is available during the entire period of which the customer owns the disc purchased from the Company, and is extinguished upon the customer selling the disc back to the Company. Revenue is recognized when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) services have been rendered, (3) the Company’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

The Company separates its revenue transactions into two pools based on length of time of disc ownership – short-term and long-term ownership of discs.

Transactions that have a short-term ownership of a disc exhibit a very short ownership time period, usually on average selling the disc back to the Company within 5 hours.  For these transactions, the Company recognizes revenue on a daily basis, in an amount equal to the daily reduction in the sell-back price from the customer to the Company ($1 or $2 per day), and ceasing upon the customer’s sell-back of the disc.  Approximately 99.65% of the Company’s transactions are short-term.

Transactions that have a long-term ownership exhibit a longer period of time of ownership – in excess of 20 days.  A majority of the customers entering long-term transactions appear to be building a library of movie titles, and may own the associated discs indefinitely.  The Company estimates the expected period of the long-term transactions, and recognizes revenue based on a subscription model, or ratably over the expected term.

Cash received from customers prior to recognition of revenue is recorded as deferred revenue.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2015 and 2014

1. Description of Organization and Summary of Significant Accounting Policies Continued
Stock-Based Compensation
Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method.  The related expense is recorded in the statements of operations over the period of service.

Advertising
Advertising costs are expensed as incurred.  Advertising expenses totaled $430,084 and $67,044 for the years ended December 31, 2015 and 2014, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.  The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.  With few exceptions, the Company is subject to U.S. federal and state and local income tax examinations by tax authorities for years ending December 2015, 2014, and 2013.

Subsequent Events Management has evaluated events and transactions for potential recognition or disclosure through July 29, 2016, which is the day the financial statements were available to be issued.

VIDANGEL, INC.
Notes to Financial Statements
Continued
December 31, 2015 and 2014

2. Property and Equipment	Property and equipment consisted of the following as of December 31:

	2015	2014

Computer equipment	$4,730	$6,285
Leasehold improvements	3,199	-

	7,929	6,285
Less accumulated depreciation and amortization	(5,149)	(2,270)

	$2,780	$4,015

Depreciation and amortization expense on property and equipment for the years ended December 31, 2015 and 2014 was $2,879 and $2,095, respectively.
3. Convertible Notes Payables
Convertible notes payable were due various investors with an annual interest rate equal to 7%, and a maturity date of November 7, 2015.  The notes were secured by substantially all of the assets of the Company. The notes were converted into shares of common stock during 2015.  Certain notes raised in June 2015 were converted into shares of common stock pursuant to a contingent beneficial conversion feature, totaling $1,342.  The balance of the convertible notes payable as of December 31, 2015 and 2014 was $0 and $267,083, respectively.

4. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties.  Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

Current and future litigation may be necessary to defend the Company and its customers by determining the scope, enforceability, and validity of these claims. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

VIDANGEL, INC.
Notes to Financial Statements
Continued
December 31, 2015 and 2014

4. Commitments and Contingencies Continued
Litigation - continued
The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of the date of the independent auditors’ report management has determined an adverse outcome is not yet probable or estimable, and has not accrued any estimated losses related to these matters.  Expectations may change in the future as the litigation and events related thereto unfold. During 2015 and 2014 the Company incurred $38,906 and $262,394, respectively, in legal and litigation costs, which are included in general and administrative expenses in the accompanying statements of operations. Also see Note 8.

Operating Leases
The Company leases office facilities under a month-to-month operating lease. Rental expense under operating leases was $9,545 and $5,000 for the years ended December 31, 2015 and 2014, respectively.

5. Stock Options
Stock Options
The Company’s 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 1,034,544 shares of common stock available for grant to employees, officers, directors and consultants. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 4 years with 1/48th vesting on each monthly anniversary of the vesting reference date over the four-year period, thereafter, and have a contractual life of ten (10) years. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. There are 299,733 and 915,233 shares available for grant under the Plan as of December 31, 2015 and 2014, respectively.

VIDANGEL, INC.
Notes to Financial Statements
Continued
December 31, 2015 and 2014

5. Stock Options Continued
Stock-based compensation expense for the years ended December 31, 2015 and 2014 was $12,098 and $1,750, respectively.  As of December 31, 2015 and 2014, the Company had $94,556 and $106,654, respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 4 years.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2015 and 2014:

	Number of Options	Weighted Average Exercise Price Per Share

Outstanding as of January 1, 2014	-	$-
Granted	188,813	0.186
Exercised	-	-
Forfeited	(69,502)	0.186

Outstanding as of December 31, 2014	119,311	0.190
Granted	625,500	0.500
Exercised	-	-
Forfeited	(10,000)	0.186

Outstanding as of December 31, 2015	734,811	0.450

The following summarizes information about stock options outstanding as of December 31, 2015 and 2014:

2015
Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

99,311	8.39	$0.18	69,690	$0.18
10,000	8.85	0.30	3,900	0.30
625,500	9.45	0.50	60,790	0.50

734,811			134,380

VIDANGEL, INC.
Notes to Financial Statements
Continued
December 31, 2015 and 2014

5.     Stock Options
 Continued
2014
Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

109,311	9.38	$0.18	63,062	$0.18
10,000	9.85	0.30	500	0.30

119,311			63,562

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2015	2014

Risk-free interest rate	1.31 – 1.69%	1.49 – 1.68%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2015 and 2014, the aggregate intrinsic value of options outstanding was $268,919 and $0, respectively.  As of December 31, 2015 and 2014, the aggregate intrinsic value of options outstanding and exercisable was $52,644 and $0, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk free interest rate was calculated using similar rates published by the Federal Reserve.  The Company has no plans to declare any future dividends.

6. Related Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company’s stockholders.   During 2015 and 2014, the Company incurred expenses of $375,870 and $0, respectively, to the related party for marketing services.

VIDANGEL, INC.
Notes to Financial Statements
Continued
December 31, 2015 and 2014

7. Income Taxes	The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows:

	2015	2014

Federal income tax at statutory rates	$(469,919)	$(264,457)
State income tax at statutory rates	(45,064)	(25,526)
Change in valuation allowance	512,083	288,557
Other	2,900	1,526

	$–	$100

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows as of December 31:

	2015	2014

Current:
Accruals and reserves	$264,401	$19,410
Valuation allowance	(264,401)	(19,410)

	$–	$–

Long-term:
Net operating loss carryforwards	$542,350	$276,004
Depreciation and amortization	374	(372)
Valuation allowance	(542,724)	(275,632)

	$–	$–

As of December 31, 2015, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $1,454,000, which will begin to expire in 2034.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code.  Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.”  In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

VIDANGEL, INC.
Notes to Financial Statements
Continued
December 31, 2015 and 2014

8. Subsequent Events
Litigation
As described more fully in Note 4, the Company is subject to claims and litigation that arise in the normal course of business. Management reviews those claims and believes none of them meet the standard for accrual or disclosure.   In June 2016, a complaint was brought against the Company for infringing on exclusive rights under the Copyright Act and for violating the Digital Millennium Copyright Act.  The Company believes its legal position has merit, and is vigorously defending the matter.  The potential loss associated with the lawsuit is not estimable and the probability of the loss is unknown.

Stock Repurchase Agreement
On January 21, 2016, the Company entered into a stock repurchase agreement with one of the shareholders.  The agreement was for the shareholder to sell to the Company and the Company agreed to purchase from the shareholder 397,350 shares of the Company’s common stock for $325,000.

Employment Agreement
On July 21, 2016, the Company hired an attorney as in-house general counsel.  The associated employment agreement includes certain common stock option modifications, severance terms in certain circumstances, and the establishment of a cash collateral account.

VidAngel, Inc.

$11,250,000 Maximum Offering Amount (3,750,000 Shares of Class B Nonvoting Common Stock)
$5,000,000 Minimum Offering Amount (1,666,667 shares of Class B Nonvoting Common Stock)

Offering Circular
October 19, 2016